UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LaCROSSE FOOTWEAR, INC.

(Name of Subject Company)

LaCROSSE FOOTWEAR, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

505688101

(CUSIP Number of Class of Securities)

Joseph P. Schneider

President and Chief Executive Officer

17634 NE Airport Way

Portland, Oregon 97230

(503) 262-0110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	Subject Company Information

(a)	Name and Address

The name of the subject company is LaCrosse Footwear, Inc., a Wisconsin corporation (“LaCrosse” or the “Company”). The address of the Company’s principal executive office is 17634 NE Airport Way, Portland, Oregon 97230. The Company’s telephone number is (503) 262-0110.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Company’s common stock, par value $.01 per share (the “Shares”). As of July 13, 2012, there were 6,510,949 Shares issued and outstanding, and 1,013,364 Shares were subject to outstanding options granted under the Company’s 1993 Employee Stock Incentive Plan, 1997 Employee Stock Incentive Plan, 2001 Stock Incentive Plan, 2001 Non-Employee Director Stock Option Plan, and 2007 Long-Term Incentive Plan, each as amended (collectively, the “Stock Plans”).

ITEM 2.	Identity and Background of Filing Person

(a)	Name and Address

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. The Company’s website is www.lacrossefootwearinc.com. The information on the Company’s website should not be considered a part of this statement.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by XYZ Merger Sub, Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of ABC-MART, INC., a corporation formed under the laws of Japan (“ABC”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price per Share of $20.00 net to the seller in cash (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and ABC with the U.S. Securities and Exchange Commission (the “SEC”) on July 19, 2012. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 5, 2012 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among ABC, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Wisconsin Business Corporation Law (the “WBCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), and each Share that is issued and outstanding (other than Shares that are owned by the Company, Purchaser or any of their respective direct or indirect subsidiaries, and any Shares held by Company shareholders who perfect dissenters’ rights, if any, under the WBCL with respect to the Merger) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any required withholding of taxes. At the effective time of the Merger (the “Effective Time”), the Company will become a wholly owned subsidiary of ABC. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the address and telephone number of Purchaser’s and ABC’s principal executive offices are: 19F Shibuya Mark City West, 1-12-1 Dougenzaka, Shibuya, Tokyo, Japan 150-0043, telephone 81 3-3476-5452.

Except to the extent required by law, the Company does not take any responsibility for the accuracy or completeness of any information derived herein from the Schedule TO, including information concerning Purchaser, its affiliates, officers or directors or any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and: (i) its executive officers, directors or affiliates; or (ii) ABC, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of LaCrosse (the “LaCrosse Board”) after acquiring Shares pursuant to the Offer.

(a)	Agreements with ABC and Purchaser

In connection with the transactions contemplated by the Merger Agreement, including the Offer and Merger, (i) LaCrosse, through its agent-in-fact, Wells Fargo Securities LLC (“Wells Fargo Securities”), and ABC entered into a Confidentiality Agreement, dated February 28, 2011 (the “Confidentiality Agreement”); (ii) LaCrosse and ABC entered into an Exclusivity Agreement, dated May 21, 2012 (the “Exclusivity Agreement”), and (iii) LaCrosse, ABC and Purchaser entered into the Merger Agreement.

Confidentiality Agreement

As a condition to being furnished non-public, confidential and proprietary information (“Information”) regarding LaCrosse, ABC agreed, among other things, to hold Information in confidence, and not to use the Information for any purpose except in connection with its consideration of a potential acquisition of LaCrosse.

In addition, pursuant to the Confidentiality Agreement ABC agreed, among other things, that for a period of two years from the date of the Confidentiality Agreement (the “Standstill Period”), ABC and its affiliates (including Purchaser), will not take any of the following actions without the prior written consent of LaCrosse: (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise, ownership of any voting securities or direct or indirect rights or options to acquire any voting securities of LaCrosse or any subsidiary thereof; (ii) enter into any contract, arrangement, understanding, plan or commitment in respect of any Derivative Securities (as defined in the Confidentiality Agreement); (iii) seek or propose to influence or control the management or policies of LaCrosse or to obtain representation on the LaCrosse Board, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of LaCrosse, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing; (iv) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving LaCrosse or its securities or assets; or (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

Provided that ABC and its representatives have not solicited, initiated, encouraged, or taken any action to facilitate or assist or participate in connection with any of the following, the Standstill Obligations will be inoperative and of no force or effect if, at any time during the Standstill Period: (a) any person or group shall have acquired or entered into a binding definitive agreement that has been approved by the LaCrosse Board (or any committee thereof composed entirely of independent directors) to acquire more than 50% of LaCrosse or assets of LaCrosse or its subsidiaries representing more than 50% of the consolidated earning power of LaCrosse and its subsidiaries, taken as a whole, (b) any person commences a tender or exchange offer which, if consummated, would result in such person’s acquisition of beneficial ownership of more than 50% of the outstanding voting securities of LaCrosse, and in connection therewith, LaCrosse files with the SEC a Schedule 14D-9 with respect to such offer; or (c) the LaCrosse Board (or any committee thereof composed entirely of independent directors) shall have determined in good faith, after consultation with outside legal counsel, that the failure to waive, limit, amend, or otherwise modify the Confidentiality Agreement would be reasonably likely to be inconsistent with the fiduciary duties of LaCrosse’s directors under applicable law.

ABC further agreed under the Confidentiality Agreement that, for a period of three years from the date of the Confidentiality Agreement, it would not, without the prior written consent of LaCrosse, solicit to employ or employ any LaCrosse employee. The foregoing restriction does not restrict or preclude ABC and its affiliates from hiring any employee of LaCrosse who initially contacts ABC or its affiliates without any direct or indirect solicitation or encouragement by ABC. The Confidentiality Agreement also provides that, until the earlier of (a) the consummation of an acquisition of LaCrosse by ABC, or (b) three years from the date of the Confidentiality Agreement, ABC will not, without the prior written consent of LaCrosse, (i) initiate or maintain contact (except in the ordinary course of business) with any officer, director, employee, supplier, distributor, broker or customer of LaCrosse for the purposes of obtaining information regarding LaCrosse’s operations, assets, prospects or finances, or (ii) solicit or contract with any of the Company’s potential or actual suppliers, customers, distributors or brokers to the extent identified in the Information, except such that have entered into contracts or transactions with ABC or have engaged in negotiations with ABC in respect of potential contracts or transactions prior to the time of ABC’s receipt of such Information.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Exclusivity Agreement

The Exclusivity Agreement provides that, in consideration of the substantial time and resources that the Company and ABC planned to devote to negotiating a possible acquisition of the Company by ABC, the Company agreed to not, directly or indirectly, solicit or initiate or enter into discussions or transactions with, encourage, or provide any information to any individual, corporation, partnership or other entity or group (other than ABC and its representatives) concerning any merger, recapitalization or sale of securities or assets (other than the sale of inventory in the ordinary course of the Company’s business), or any similar transaction or alternative to the proposed transaction between the Company and ABC. The Exclusivity Agreement provides that it could be terminated at any time by mutual agreement of the Company and ABC. In addition, the Exclusivity Agreement provides that upon two (2) business days’ prior written notice to the other party, the Exclusivity Agreement may be terminated by either party for any reason after June 22, 2012. Under the terms of the Exclusivity Agreement, the execution of the Merger Agreement terminated the Company’s obligations under the Exclusivity Agreement.

The foregoing summary of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions to the consummation of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. Company shareholders are encouraged to read the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference, in its entirety.

(b)	Arrangements with Directors and Executive Officers of the Company

Certain agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described in the Information Statement.

Interests of Certain Persons Generally

In considering the recommendation of the LaCrosse Board to tender Shares pursuant to the Offer or otherwise approve the Merger, Company shareholders should be aware that the vesting of certain stock options held by the Company’s executive officers and directors will accelerate and the options will become immediately exercisable upon consummation of the Offer. As a result, these executive officers and directors have interests that differ from, or are in addition to, those of Company shareholders generally, and these interests may give rise to conflicts of interests. The LaCrosse Board was aware of these interests during its consideration and deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Tender and Voting Agreement

In order to induce ABC and Purchaser to enter into the Merger Agreement, all members of the LaCrosse Board and certain executive officers of the Company (in their capacity as shareholders of the Company) entered into Tender and Voting Agreements (the “Tender and Voting Agreements”) with ABC and Purchaser concurrently with the execution and delivery of the Merger Agreement. On the terms and subject to the conditions of the Tender and Voting Agreements, among other things, these individuals agreed to tender Shares beneficially owned by them into the Offer and to vote such shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby at any special meeting of Company shareholders called for that purpose. Such shareholders owned in the aggregate approximately 7.5% of the outstanding Shares as of July 13, 2012.

The foregoing summary of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger on LaCrosse’s Equity Incentive Plans

Stock Options.    In accordance with the terms of the Merger Agreement, the Compensation Committee of the LaCrosse Board, in its capacity as administrator of the Company’s Stock Plans, has adopted a resolution providing that, immediately prior to the acceptance of Shares for payment in the Offer, all stock options issued under the Stock Plans (each a “Company Option” and collectively the “Company Options”) will vest and become exercisable as to all Shares subject to the Company Option.

In addition, in accordance with the terms of the Merger Agreement, the Compensation Committee of the LaCrosse Board has adopted resolutions and taken such other actions permitted under the Stock Plans to cause all outstanding Company Options to become fully vested and exercisable immediately prior to the time of acceptance for payment and payment for all Shares validly tendered and not validly withdrawn in the Offer (the “Acceptance Time”), and to provide that, to the extent such options are not exercised prior to the completion of the Merger, each such option held by an option holder who has consented to the treatment of the options as set forth in the Merger Agreement will be canceled in exchange for the right to receive an amount in cash, without interest and subject to deduction for any withholding taxes, equal to (x) the excess of the Offer Price over the exercise price of each such Company Option, and (y) the number of Shares underlying each such Company Option. Under the terms of the Merger Agreement, holders of such cancelled Company Options will receive payment as soon as reasonably practicable following the date on which the Company is merged with Purchaser.

The following table sets forth the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding stock options at the Effective Time, pursuant to the Merger Agreement:

Name	Number Of Shares Subject To Options	Weighted Average Exercise Price Per Share	Gross Amount To Be Received
Rosenthal, Richard A.	40,000	$13.40	$264,000
Smith, Charles W.	40,000	$13.40	$264,000
Whitcombe, John D.	40,000	$13.40	$264,000
Williams, William H.	35,000	$13.77	$218,150
Loughlin, Stephen F.	40,800	$13.29	$273,840
Schneider, Joseph P.	246,000	$11.09	$2,191,105
Carlson, David P.	164,000	$12.20	$1,279,890
Cohen, Craig P.	33,000	$13.29	$221,415
Palludan, Nina	13,000	$12.65	$95,600
Layton, Kirk Charles	22,750	$13.86	$139,633
Inman, Gregory S.	10,250	$14.69	$54,390

Director and Officer Exculpation, Indemnification and Insurance

Exculpation and Indemnification.    The WBCL provides generally that a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty arising solely from his status as a director. However, directors may be liable for a breach or failure to perform a duty that constitutes any of the following: (1) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest, (2) a violation of criminal law, unless the director had reasonable cause to believe that his conduct was lawful or no reasonable cause to believe that his conduct was unlawful, (3) a transaction from which the director derived an improper personal profit, or (4) willful misconduct. The immunity provided by the WBCL may be limited by a corporation in its articles of incorporation, but the Company’s Articles of Incorporation contain no such limitation.

The WBCL requires that a corporation indemnify a director or officer, to the extent that he has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred during that proceeding if he is a party due to his status of director or officer. Corporations must also indemnify directors and officers against liability incurred as an officer or director of the corporation, unless the officer or director breached or failed to perform a duty that he owes the corporation and the breach or failure constitutes any of the following: (1) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (2) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his conduct was lawful or no reasonable cause to believe that his conduct was unlawful, (3) a transaction from which the director or officer derived an improper personal profit, or (4) willful misconduct. An officer or director seeking to be indemnified may choose to have his eligibility for indemnification by any of the following methods: (i) by majority vote of a quorum of disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by an affirmative vote of shares; (v) by a court order as described below; or (vi) by any other method provided for in the articles of incorporation, bylaws, written agreements, or in resolutions by the board of directors. A corporation may pay or reimburse a director or officer’s reasonable expenses incurred if he provides both a written affirmation of his good faith that he has not breached or failed to perform his duties to the corporation, and a written undertaking to repay the allowance and, if required by the corporation, to pay reasonable interest on the allowance to the extent that it is ultimately determined under the indemnification provisions of the WBCL that indemnification is not required and that indemnification has not been ordered by a court. The WBCL also authorizes a court to order indemnification if it determines either (1) that the director or officer is entitled to indemnification in accordance with a proceeding successfully defended or due to liability incurred without a breach of, or failure to perform, a duty, as discussed above, or (2) that the director or officer is fairly and reasonably entitled to indemnification in view of all relevant circumstances. A termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification is not required. A corporation may limit its obligation to indemnify directors and officers in its articles of incorporation, and may similarly alter the means by which indemnification is determined. The Company’s Articles of Incorporation contain no such limitation, and the Company’s Amended and Restated Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the WBCL.

Insurance.    The Merger Agreement provides that for six (6) years after the Effective Time, ABC shall cause the Company and the Surviving Corporation or any of their respective subsidiaries, as the case may be, to the extent permitted by applicable law, (i) to indemnify and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by the Company or any of its subsidiaries pursuant to the Company’s articles of incorporation and bylaws, as amended, in existence on the date of the Merger Agreement; and (ii) to include and cause to be maintained in effect in the Company’s or any successor’s, as the case may be, charter and bylaws for a period of six (6) years after the date the Merger is completed, provisions regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses to officers and directors that are at least as favorable as those contained in the Company Charter Documents. If the Company or the Surviving Corporation, as the case may be, or any of their respective successors or assigns shall: (A) consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (B) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in Section 5.7 of the Merger Agreement.

The Merger Agreement further provides that the Company shall, prior to the expiration of the Offer, purchase a six (6) year “tail” prepaid policy on the same terms and conditions as the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger; provided, that the cost of such “tail” policy shall in no event exceed 300% of the amount of the last annual premium paid by the Company for such existing directors’ and officers’ liability (and fiduciary) insurance.

ITEM 4.	The Solicitation or Recommendation

(a)	Solicitation/Recommendation

The LaCrosse Board, during a meeting held on July 5, 2012, by unanimous vote (i) concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of LaCrosse and its shareholders, (ii) adopted and approved the Merger Agreement and the related transactions, including the Offer and the Merger, and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement. Accordingly, the LaCrosse Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, to the extent applicable, vote in favor of the adoption and approval of the Merger Agreement.

(b)	Background of the Offer

As part of its ongoing oversight of the business and affairs of the Company, the LaCrosse Board periodically reviews trends and conditions affecting the Company’s business and prospects in light of its corporate objectives and the delivery of shareholder value. As part of its ongoing review, the LaCrosse Board regularly reviews strategic options for the Company, including possible strategic business combinations or acquisitions. In addition, from time to time the Company has received unsolicited inquiries concerning potential strategic transactions involving the Company. In order to assist in these deliberations, from time to time the LaCrosse Board and the Company’s executive officers have consulted with investment banks and financial advisors with experience in the footwear industry.

In 2010, the LaCrosse Board interviewed investment banks and financial advisors with experience in the footwear industry to advise the Company concerning its strategic alternatives. In July 2010, Wells Fargo Securities was engaged to act as the Company’s exclusive financial advisor.

In the summer of 2010, an investment bank that had previously advised the Company contacted Joseph P. Schneider, the Company’s Chief Executive Officer, and advised him that Company A had expressed interest in meeting with the Company to discuss a possible acquisition of the Company. The LaCrosse Board authorized Wells Fargo Securities to contact Company A, and on September 14, 2010, representatives of Wells Fargo Securities contacted representatives of Company A to better understand the nature of Company A’s potential interest in the Company. During this conversation, Company A expressed a desire to meet with the Company. Over the next several weeks, the timing and logistics of a potential meeting between representatives of Company A and the Company were discussed. On October 6, 2010, Company A notified Wells Fargo Securities that, after further consideration, Company A was focused on other priorities at that time and no longer desired to meet with the Company.

On January 20, 2011, Mr. Schneider received a letter from a representative of Barclays Securities Japan Limited and its affiliates (collectively, “Barclays”), stating that Barclays had been approached by an unnamed third party to discuss the prospect of a merger with LaCrosse. Mr. Schneider contacted the representative of Barclays and advised him that he would report to the LaCrosse Board concerning the proposed discussions and advise him of their response. Mr. Schneider also advised the representative of Barclays that the Company had retained Wells Fargo Securities to act as its financial advisor.

On January 25, 2011, Mr. Berger called Mr. Schneider and advised him that ABC was the Company that had contacted Barclays. Mr. Schneider recognized ABC as a large Japanese footwear retailer that has been a long-standing customer of the Company’s products.

On January 27, 2011, in conjunction with the regular quarterly meeting held on that date, the LaCrosse Board met to discuss the manner in which the Company should respond to Barclays. At the request of the LaCrosse Board, representatives of Wells Fargo Securities attended the meeting and discussed with the LaCrosse Board ABC’s interest in a transaction with the Company, as well as recent mergers and acquisitions activity, including acquisitions in the footwear and apparel industry. The LaCrosse Board then authorized Mr. Schneider to meet with representatives of ABC during his next business trip to Japan and instructed Wells Fargo Securities to contact Barclays to obtain additional information concerning ABC’s interest.

On February 16 and 17, 2011, Mr. Schneider and Mr. Carlson, the Company’s Chief Financial Officer, met in the Tokyo offices of Barclays with Mr. Masahiro Miki, the founder and a principal shareholder of ABC, and Mr. Minoru Noguchi, the President of ABC. Representatives from the Tokyo office of Barclays also attended these meetings. During these meetings Mr. Miki and Mr. Noguchi discussed ABC’s worldwide growth strategy and expressed interest in the Company’s brands and U.S. manufacturing capabilities. The meetings also included a tour of ABC’s Tokyo offices. At the conclusion of these meetings, representatives of ABC expressed an interest in commencing negotiations for an acquisition of the Company and proposed that ABC and the Company enter into a non-disclosure agreement that would permit further discussions and the exchange of confidential information.

On February 18, 2011, Mr. Schneider reported on his February 16-17 meetings in a conference call with Richard A. Rosenthal, the Chairman of the LaCrosse Board, representatives of Wells Fargo Securities, and attorneys from Garvey Schubert Barer, the Company’s outside legal counsel. During this call, the representatives of Wells Fargo Securities described their discussions with representatives of Barclays. Following this call, Mr. Rosenthal contacted each member of the LaCrosse Board and confirmed that all members of the LaCrosse Board were in agreement that the Company should enter into a confidentiality and standstill agreement with ABC on terms approved by Mr. Schneider and Mr. Rosenthal after consulting with Wells Fargo Securities and Garvey Schubert Barer.

On February 18, 2011, at the request of the LaCrosse Board, Wells Fargo Securities sent a form of confidentiality and standstill agreement approved by Mr. Rosenthal and Mr. Schneider to Barclays. Barclays responded with proposed changes to the agreement on February 24, 2011 and provided contact information for ABC’s Japanese legal counsel. Final revisions to the agreement were resolved through communications between Garvey Schubert Barer and ABC’s Japanese legal counsel.

On February 28, 2011, the Company and ABC entered into the Confidentiality Agreement as described under Item 3 of this Schedule 14D-9.

On March 2, 2011, in response to a request for information received from ABC, certain confidential information concerning the Company was provided to ABC pursuant to the terms of the Confidentiality Agreement. On March 11, 2011, Mr. Schneider once again travelled to Tokyo to meet with representatives of ABC. As these meetings were commencing, Japan was struck by an earthquake and tsunami and Mr. Schneider returned to the United States without further meetings. On March 18, 2011, a representative of Barclays informed Wells Fargo Securities that ABC was focused on operational issues related to the earthquake and tsunami, and that in the near term ABC would not be able to focus on the proposed transaction with the Company.

On March 24, 2011, Mr. Schneider received a letter from Mr. Noguchi, the President of ABC, stating that due to the natural disaster in Japan, ABC had decided to temporarily postpone discussions regarding a proposed transaction.

On April 12, 2011, Mr. Miki and a representative of Barclays toured the Company’s Portland, Oregon facilities. Following the tour of the Company’s manufacturing and distribution facilities, Mr. Schneider and Mr. Carlson provided an overview of the Company’s product offerings and marketing initiatives.

On April 21, 2011, the Company issued a press release announcing results of operations for the first quarter of 2011. The Company reported a net loss of $0.7 million or ($0.10) per diluted share, compared to net income of $1.7 million or $0.25 per diluted share for the first quarter of 2010. The Company also reported net sales of $25.2 million, compared to net sales of $34.2 million for the first quarter of 2010.

On April 27, 2011, Wells Fargo Securities received a request for additional information concerning the Company from Barclays on behalf of ABC. The Company’s Board of Directors met on April 28, 2011. At the meeting, Mr. Schneider and Wells Fargo Securities updated the LaCrosse Board concerning the status of discussions with ABC. In this meeting, the LaCrosse Board expressed concern about the impact of recent events on any transaction with ABC, including the continuing disruption caused by the Japanese earthquake and tsunami and the potential negative impact on the Company’s valuation as a result of the Company’s results of operations for the first quarter of 2011. The LaCrosse Board then instructed Mr. Schneider and Wells Fargo Securities concerning their continued discussions with ABC and the manner in which the Company should respond to ABC’s most recent request for additional information.

On May 6, 2011, in accordance with the LaCrosse Board’s instructions, Wells Fargo Securities, on behalf of the Company, responded to ABC’s request for information.

On May 10, 2011, Mr. Schneider, Mr. Carlson and representatives of Wells Fargo Securities participated in a conference call with representatives of Barclays and ABC to discuss the additional information provided on May 6 at the request of Barclays and ABC.

On May 19, 2011, Barclays contacted Wells Fargo Securities and informed Wells Fargo Securities that ABC’s initial range of valuation for the Company was $20.00 to $21.50 per share. Representatives of Wells Fargo Securities consulted with Mr. Rosenthal and Mr. Schneider and confirmed the instructions provided by the LaCrosse Board in its April 28, 2011 meeting. At the direction of Mr. Rosenthal and Mr. Schneider, Wells Fargo Securities informed Barclays that the Company was not prepared to proceed with further discussions on the terms proposed by ABC. The Company and its representatives then ceased any further discussions with ABC or its representatives concerning a potential transaction.

At various times during the remainder of 2011, due to the business relationship between the Company and ABC, Mr. Schneider and other representatives of the Company’s management team had periodic discussions and meetings with representatives of ABC. On September 7 and 8, 2011, while in Tokyo to attend a trade show, Mr. Schneider met with Mr. Miki and a representative from Barclays. Mr. Miki and the representative of Barclays advised Mr. Schneider that ABC was prepared to renew the parties’ discussions related to a possible acquisition.

On October 4, 2011, Mr. Schneider, Mr. Carlson and Matthew Schneider, Mr. Schneider’s son and an employee and shareholder of the Company, traveled to Tokyo to meet with LaCrosse’s Japanese distributor. While in Tokyo, the LaCrosse representatives met with representatives of ABC and discussed business conditions and LaCrosse’s recent results of operations. In this meeting, the representatives of ABC indicated that ABC remained interested in completing a transaction at a valuation below $21.00 per share.

On October 9, 2011, Mr. Schneider reported to the LaCrosse Board on his October 4, 2011 meeting with ABC. In accordance with the LaCrosse Board’s direction, on October 21, 2011, Mr. Schneider informed ABC that the LaCrosse Board was not prepared to authorize further discussions related to a transaction at the valuation suggested by ABC.

On December 12, 2011, Mr. Miki and Mr. Noguchi met with Mr. Schneider and other members of the Company’s senior management team in Portland, Oregon. During these meetings, ABC expressed interest in re-engaging in discussions concerning a potential acquisition, but at a purchase price below that previously proposed by ABC.

In early January, 2012, Company A announced changes in its senior management. On January 12, 2012, a representative of Wells Fargo Securities contacted a representative of Company A and inquired about Company A’s acquisition strategy following the announced management changes, including potential interest in revisiting past discussions. Company A indicated that it had renewed interest in pursuing acquisitions, including a possible acquisition of LaCrosse.

As a result of this conversation, a representative of Company A requested that a representative of Wells Fargo Securities arrange a meeting with LaCrosse at an upcoming industry trade show. After consulting with Mr. Schneider and Mr. Carlson, the representative of Wells Fargo Securities coordinated with representatives of Company A to schedule this meeting on January 18, 2012 at the industry trade show. The meeting included a representative of Company A, Mr. Schneider, Mr. Carlson and a representative of Wells Fargo Securities. Company A subsequently contacted Wells Fargo Securities on January 24, 2012 and requested that Wells Fargo Securities arrange another meeting between representatives of LaCrosse and Company A at the LaCrosse headquarters in Portland, Oregon. Wells Fargo Securities reported this request to Mr. Schneider, and Mr. Schneider reported the request to the LaCrosse Board.

On February 5 and 6, 2012, the Company’s Board of Directors conducted its regular quarterly meeting in Portland, Oregon. At the request of the LaCrosse Board, a representative of Wells Fargo Securities participated in the meeting and updated the Board on current market conditions, recent developments in the footwear industry, and potential strategic alternatives.

On February 27, 2012, the LaCrosse Board met to discuss the advisability of meeting with representatives of Company A. The LaCrosse Board then authorized the Company’s executive officers to meet with representatives of Company A on the condition that Company A first enter into a confidentiality and standstill agreement on terms similar to those set forth in the Confidentiality Agreement.

On March 5, 2012, after negotiations conducted through Garvey Schubert Barer and outside legal counsel for Company A, Company A signed a confidentiality and standstill agreement and a representative of Company A met with Mr. Schneider, Mr. Carlson and a representative of Wells Fargo Securities at the Company’s headquarters in Portland, Oregon. The representatives of Company A toured the Company’s factory and factory store and discussed the Company’s products and distribution model.

On March 7, 2012, a representative of Wells Fargo Securities contacted Company A to follow up on the March 5, 2012 meetings. The representative of Company A responded that Company A’s potential range of valuation for an acquisition of LaCrosse would not likely represent a significant premium, if any, to the Company’s then current trading price. On that date, trading in LaCrosse common stock closed at $12.80 per share. Wells Fargo Securities then reported this conversation to Mr. Schneider. The standstill provision in the agreement with Company A terminated according to its terms upon execution of the Merger Agreement.

On April 11, 2012, Mr. Schneider and Mr. Carlson met with representatives of ABC at the Company’s manufacturing facility in Portland, Oregon. During these meetings, the representatives of ABC reaffirmed their interest in acquiring the Company.

On May 8, 2012, Mr. Schneider received a proposal from ABC and forwarded it to the LaCrosse Board, Wells Fargo Securities and Garvey Schubert Barer. ABC’s proposal provided for the acquisition of all of the Company’s outstanding shares through a tender offer at an offer price of $20.00 to $21.00 per share. The proposal stated that ABC had cash available of over $525 million and that the offer was not subject to a financing contingency. The proposal stated that the offer was based on publicly available information and was contingent on satisfactory completion of business, legal, tax, accounting and other due diligence. In the proposal, ABC also proposed an accelerated timetable that would allow for the transaction to be completed on or about July 31, 2012. In the proposal ABC also proposed that, in consideration of the significant time and resources that ABC and the Company would commit to completing the transaction, the parties would agree that for a period of 45 days from the date of execution of the proposal by the parties, the Company would deal exclusively with ABC and would not, directly or indirectly, solicit or initiate or enter into discussions concerning any merger, recapitalization or sale of securities or assets, or any alternative to the transaction proposed by ABC.

The LaCrosse Board met on May 9, 2012 to discuss the proposal received from ABC. At the request of the LaCrosse Board, representatives of Wells Fargo Securities and Garvey Schubert Barer participated in the meeting. Mr. Schneider and Mr. Carlson reviewed their discussions with representatives of ABC over the past several months, including the discussions conducted during the April 11, 2012 meetings in Portland, Oregon. The representatives of Wells Fargo Securities in attendance at the meeting updated the LaCrosse Board regarding discussions with Barclays and discussed with the LaCrosse Board the valuation range and timing in the proposal. Representatives of Wells Fargo Securities also reviewed with the LaCrosse Board the financial terms of certain business combinations and other transactions. The LaCrosse Board then addressed questions to Mr. Schneider, Mr. Carlson and Wells Fargo Securities concerning current market conditions, the Company’s competitive position, and the potential impact that receipt by the Company of large U.S. military orders on which the Company submitted a bid might have on ABC’s proposal. The LaCrosse Board discussed whether it was advisable to commence a sale process prior to entering into such an agreement and considered the following:

(1) the risk to the Company’s business related to contacting other footwear companies as part of a sale process due to the concentration of the industry within the Portland area and the attendant risk of information leaks and loss of employees; (2) the Company’s experience with ABC and the LaCrosse Board’s prior evaluations of strategic transactions involving the Company and potential financial or strategic buyers; (3) the operational disruption related to commencing a sale process due to multiple requests for information and meetings; and (4) the risk that ABC would not proceed with the transaction as proposed if the Company refused to sign an exclusivity agreement and commence a sale process. The LaCrosse Board also received advice from Garvey Schubert Barer concerning the LaCrosse Board’s fiduciary duties when considering a transaction as proposed by ABC and the actions required to complete the transaction as proposed by ABC.

At the conclusion of its May 9, 2012 meeting, the LaCrosse Board directed Wells Fargo Securities to notify Barclays that the Company was not prepared to enter into a letter of intent or an exclusivity agreement as proposed by Barclays, but that the LaCrosse Board was prepared to authorize the Company’s officers, with the assistance of Wells Fargo Securities and Garvey Schubert Barer, to enter into negotiations with ABC. The LaCrosse Board also authorized Garvey Schubert Barer to prepare a proposed form of exclusivity agreement for consideration by the LaCrosse Board in the event ABC was unwilling to proceed without an exclusivity agreement.

At the direction of the LaCrosse Board, Wells Fargo Securities contacted Barclays following the LaCrosse Board’s May 9, 2012 meeting and advised them of the LaCrosse Board’s response. On May 10, 2012, Barclays advised Wells Fargo Securities that ABC was willing to proceed without a letter of intent but that ABC was not willing to proceed unless the Company entered into an exclusivity agreement. The representatives of Barclays reported that completing the transaction according to the timetable presented in ABC’s proposal was a critical factor in ABC’s valuation of the Company and the proposed transaction.

The LaCrosse Board met on May 14, 2012 and continued its discussions from the May 9, 2012 meeting related to the transaction proposed by ABC. In advance of the meeting, all members of the LaCrosse Board received a draft exclusivity agreement prepared by Garvey Schubert Barer. At the request of the LaCrosse Board, representatives of Wells Fargo Securities participated in the meeting and provided details on their discussions with Barclays following the LaCrosse Board’s May 9, 2012 meeting. Wells Fargo Securities also provided details regarding their March 7, 2012 discussion with Company A and indicated that, based on these discussions, Wells Fargo Securities believed it was unlikely that Company A would make a proposal for a transaction with the Company that would provide a significant premium to the current trading price for the Company’s common stock. The representatives of Wells Fargo Securities also updated the LaCrosse Board concerning potential strategic alternatives, economic conditions, capital market trends, conditions in the footwear industry, and the Company’s competitive position. After addressing questions to Wells Fargo Securities and Garvey Schubert Barer, the LaCrosse Board authorized Wells Fargo Securities to deliver the form of exclusivity agreement reviewed in this meeting to Barclays and approved the execution on behalf of the Company of an exclusivity agreement in substantially the form reviewed in that meeting. In addition, the LaCrosse Board authorized the Company’s senior management to make due diligence information available to ABC and to engage in due diligence meetings as proposed by ABC, in each case, with the assistance of Wells Fargo Securities and Garvey Schubert Barer.

Following the LaCrosse Board’s May 14, 2012 meeting, Wells Fargo Securities, on behalf of the Company, sent the proposed form of exclusivity agreement to Barclays. On May 16, 2012, representatives of Garvey Schubert Barer engaged in discussions with representatives of Paul Hastings LLP (“Paul Hastings”), ABC’s U.S. outside legal counsel, concerning the terms of the proposed exclusivity agreement. During this discussion, Paul Hastings proposed certain revisions to the exclusivity agreement. The LaCrosse Board met on May 18, 2012 and received a report from representatives of Garvey Schubert Barer on these proposed revisions. After discussion, the LaCrosse Board approved the proposed revisions and authorized Mr. Schneider to execute the exclusivity agreement on behalf of the Company. The Exclusivity Agreement, as described under Item 3 of this Schedule 14D-9, was executed by the parties effective May 21, 2012.

Following the May 14, 2012 LaCrosse Board meeting, members of the Company’s senior management team, with assistance from Wells Fargo Securities and Garvey Schubert Barer, began assembling due diligence materials to be placed in an electronic data room. The electronic data room was made available to ABC and its legal and financial advisors on May 25, 2012.

On May 16, 2012, Mr. Schneider received an email from Mr. Noguchi with a proposed agenda for due diligence meetings to be conducted in Portland, Oregon from May 30 to June 6, 2012. In anticipation of these meetings, attorneys from Garvey Schubert Barer and Paul Hastings exchanged information and discussed the timetable for completion of the transaction at various times between May 16, 2012 and May 30, 2012.

The parties conducted due diligence meetings in Portland, Oregon between May 30, 2012 and June 1, 2012. Mr. Schneider, Mr. Carlson and several other members of the Company’s senior management team participated in the meetings, along with representatives of Wells Fargo Securities, McGladrey & Pullen LLP, the Company’s independent auditors (“McGladrey”), and Garvey Schubert Barer. Several representatives of ABC, including Mr. Noguchi, attended the meetings, along with representatives of Paul Hastings, KPMG (the firm engaged by ABC to assist with due diligence related to finance, tax and human resource matters) and Barclays. During these meetings, members of the LaCrosse senior management team delivered presentations and responded to questions concerning all aspects of the Company’s business.

On June 2 and June 3, 2012, Mr. Schneider accompanied Mr. Noguchi and other representatives of ABC on visits to retailers in Oregon and Western Washington that carry the Company’s products.

On June 4 and June 5, 2012, members of LaCrosse senior management met with representatives of ABC in the Company’s Portland, Oregon manufacturing facility to discuss product and marketing matters.

Between June 4 and June 11, 2012, representatives of LaCrosse management, Garvey Schubert Barer and Paul Hastings conducted multiple telephonic conferences to address questions regarding due diligence and other matters related to the transaction.

On June 11, 2012, the LaCrosse Board met in the Portland, Oregon offices of Garvey Schubert Barer. At the request of the LaCrosse Board, representatives of Wells Fargo Securities, Garvey Schubert Barer, and McGladrey participated in the meeting. Mr. Schneider and Mr. Carlson, along with representatives of Wells Fargo Securities and Garvey Schubert Barer, updated the Board concerning the due diligence meetings conducted in Portland and their discussions with Barclays and Paul Hastings following those meetings. The representatives of Wells Fargo Securities also updated the Board concerning recent market developments and recent mergers and acquisitions activity. Representatives of Garvey Schubert Barer provided an overview of the fiduciary duties of directors of Wisconsin corporations when considering a transaction such as that proposed by ABC. Representatives of Wells Fargo Securities and Garvey Schubert Barer also reviewed the expected timetable for completing the transaction and the regulatory and SEC filings required in connection with the transaction.

On June 12, 2012, Garvey Schubert Barer received a draft merger and tender and voting agreements from Paul Hastings.

On June 15, 2012, Mr. Schneider and Mr. Carlson met with Mr. Noguchi and Mr. Kiichiro Hattori, a member of ABC’s senior management, in the Portland, Oregon offices of Garvey Schubert Barer. Representatives of Garvey Schubert Barer and Paul Hastings also attended the meeting. During this meeting, the representatives of ABC reported on the completion of their due diligence process and stated that ABC was prepared to proceed with the transaction at a price of $20.00 per share. Mr. Schneider responded that he would inform the LaCrosse Board of ABC’s position.

On June 16, 2012, Garvey Schubert Barer distributed a memorandum to the LaCrosse Board presenting an analysis of the draft merger agreement received from Paul Hastings.

The LaCrosse Board met on June 17, 2012. At the request of the LaCrosse Board, representatives of Wells Fargo Securities, McGladrey and Garvey Schubert Barer participated in the meeting. Mr. Schneider and representatives of Garvey Schubert Barer reported on the meetings with ABC conducted on June 15, 2012 and ABC’s position on valuation as presented in that meeting. After addressing questions to Mr. Schneider, Wells Fargo Securities and Garvey Schubert Barer, the LaCrosse Board requested that the Company’s senior management obtain additional information concerning the matters discussed in the June 15, 2012 meeting and to report back to the LaCrosse Board at a meeting scheduled for June 20, 2012. The LaCrosse Board also authorized Garvey Schubert Barer to continue their work related to the merger agreement and other actions required to complete the transaction. Following this meeting, Mr. Schneider informed ABC of the LaCrosse Board’s actions.

The LaCrosse Board met on June 20, 2012. At the request of the LaCrosse Board, representatives of Wells Fargo Securities, McGladrey and Garvey Schubert Barer participated in the meeting. After receiving a business update from Mr. Schneider, the LaCrosse Board continued its previous discussions concerning the valuation proposed by ABC in the June 15 meetings. The LaCrosse Board also discussed the issues related to the draft merger agreement identified in the memorandum delivered to the LaCrosse Board on June 16, 2012, including the provisions in the merger agreement that address the Company’s ability to respond to unsolicited proposals, the circumstances under which the Company would be obligated to pay a termination fee and reimburse ABC’s expenses, and the events that would give ABC the right to terminate the merger agreement, including events that would constitute a “Company Material Adverse Effect” as defined in the merger agreement. The LaCrosse Board also reviewed the terms of the proposed tender and voting agreement.

On June 20, 2012, after consulting with Wells Fargo Securities and Garvey Schubert Barer, Mr. Schneider contacted Mr. Noguchi and responded to the issues raised in the June 15 meetings. In accordance with the direction provided by the LaCrosse Board, Mr. Schneider informed Mr. Noguchi that the LaCrosse Board was prepared to recommend the acquisition at $21.00 per share.

On June 23, 2012, Garvey Schubert Barer delivered a revised version of the merger agreement to Paul Hastings, which included, among others, proposed revisions to the Company’s representations and warranties, the provisions addressing the Company’s ability to respond to unsolicited proposals, the termination fee and expense reimbursement provisions, and the definition of Company Material Adverse Effect.

On June 26, 2012, Garvey Schubert Barer delivered a revised version of the tender and voting agreement to Paul Hastings. On the same date, Mr. Schneider and Mr. Carlson met with Mr. Miki, Mr. Noguchi and other representatives of ABC in Tokyo. During this meeting, Mr. Miki informed Mr. Schneider that ABC had considered the Company’s response as presented by Mr. Schneider on June 20, 2012 and that ABC was not willing to proceed at a valuation higher than $20.00 per share. Mr. Miki also informed Mr. Schneider that ABC had been contacted concerning other acquisition opportunities and that ABC needed to have the Company’s response no later than June 27, 2012.

The LaCrosse Board met on June 26, 2012. At the request of the LaCrosse Board, representatives of Wells Fargo Securities and Garvey Schubert Barer participated in the meeting. Mr. Schneider and Mr. Carlson reported on their meetings with ABC in Tokyo and the position presented by Mr. Miki in that meeting. Representatives of Wells Fargo Securities also updated the LaCrosse Board regarding their discussions with Barclays. After receiving a business update and consulting with Wells Fargo Securities, the LaCrosse Board authorized Mr. Schneider to inform ABC that the LaCrosse Board would proceed at a valuation of $20.00 per share, subject to satisfactory resolution of the remaining issues under the merger agreement. Following this meeting, Mr. Schneider communicated the LaCrosse Board’s response to ABC and received confirmation that ABC was prepared to proceed to finalize the transaction as proposed.

On June 28, 2012, Paul Hastings delivered a revised draft of the merger agreement and tender and voting agreement.

On June 29, 2012, Garvey Schubert Barer delivered a revised draft of the merger agreement to Paul Hastings and advised Paul Hastings that the Company would accept the terms of the tender and voting agreement as reflected in the most recent draft delivered by Paul Hastings.

On July 2, 2012, representatives of Garvey Schubert Barer and Paul Hastings conducted a telephonic conference to discuss the remaining issues in the merger agreement, including the amount of the termination fee and the definition of Company Material Adverse Effect. Following this conference, Paul Hastings delivered a revised draft of the merger agreement. On July 3, 2012, the merger agreement, the tender and voting agreement, the disclosure schedule to the merger agreement, and proposed resolutions relating to the transaction were delivered to the LaCrosse Board.

On July 4, 2012, representatives of Garvey Schubert Barer and Paul Hastings worked on additional minor edits to the Merger Agreement.

On July 5, 2012, the LaCrosse Board met in the Portland, Oregon offices of Garvey Schubert Barer. At the request of the LaCrosse Board, representatives of Wells Fargo Securities, McGladrey and Garvey Schubert Barer participated in the meeting. Mr. Schneider and Mr. Carlson provided preliminary results of operations for the second quarter of 2012 and updated the LaCrosse Board regarding the Company’s outlook for the remainder of 2012. Mr. Schneider also updated the LaCrosse Board concerning a large U.S. military contract solicitation on which the Company submitted a bid. The LaCrosse Board then received an update from representatives of Garvey Schubert Barer and Wells Fargo Securities concerning their discussions with representatives of ABC following the LaCrosse Board’s June 26, 2012 meeting. Representatives of Garvey Schubert Barer reviewed the material terms of the merger agreement and the changes made from the earlier drafts reviewed by the LaCrosse Board. Representatives of Wells Fargo Securities then reviewed and discussed its financial analyses with respect to LaCrosse and the proposed offer and merger (together, the “Transaction”). Thereafter, at the request of the LaCrosse Board, Wells Fargo Securities rendered its oral opinion to the LaCrosse Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated July 5, 2012) to the effect that, as of July 5, 2012, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in preparing its opinion and more fully described in “Item 4(f) – Opinion of the Company’s Financial Advisor,” the per share consideration to be received by the Unaffiliated Shareholders in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. As used in the opinion of Wells Fargo Securities and this Schedule 14D-9, “Unaffiliated Shareholders” means the holders of LaCrosse common stock other than the Company’s directors and executive officers, ABC and their respective affiliates, including Purchaser. The LaCrosse Board then further discussed the proposed transaction and addressed questions to Wells Fargo Securities. Garvey Schubert Barer then reviewed the proposed resolutions to be adopted by the LaCrosse Board. Garvey Schubert Barer also presented a review of the LaCrosse Board’s fiduciary duties under Wisconsin law. After further discussion, the LaCrosse Board: (i) concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger were advisable and fair to and in the best interests of the Company and its shareholders, (ii) adopted and approved the Merger Agreement and the related transactions, including the Offer and the Merger, and (iii) recommended that the Company’s shareholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement. At the conclusion of the LaCrosse Board meeting, representatives of Garvey Schubert Barer and Paul Hastings exchanged final copies of the Merger Agreement and Tender and Voting Agreements and, after confirming that all revisions had been completed, signature pages were exchanged by the parties.

(c)	Reasons for the LaCrosse Board’s Recommendation

As described above under “Background of the Offer,” the LaCrosse Board consulted with the Company’s senior management, legal counsel and financial advisor numerous times in evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and in reaching its decision to recommend that the Company shareholders tender all of their Shares pursuant to the Offer and, to the extent applicable, vote their Shares in favor of the adoption and approval of the Merger Agreement. As part of this evaluation and recommendation process, the LaCrosse Board considered a number of factors, including the following favorable factors:

•

Premium to Market Price. The LaCrosse Board considered that the $20.00 per Share price to be paid pursuant to the Offer and the Merger, which represented an 82% premium over the closing price of the Shares on July 5, 2012 (the last trading day before the LaCrosse Board approved the Merger Agreement), an 82% premium over the average closing price of the Shares over the last 30 days ended July 5, 2012, a 37% premium over the highest closing price of the Shares for the 52-week period ended July 5, 2012, and a 94% premium over the lowest closing price of the Shares for the 52-week period ended July 5, 2012.

•

Timing of Completion. The LaCrosse Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which could allow Company shareholders to receive the $20.00 Offer Price in a relatively short time frame, followed by the Merger in which non-tendering Company shareholders would receive the same consideration as received in the Offer. The LaCrosse Board considered that the tender offer structure reduces the period of uncertainty during the pendency of the transaction on the Company’s shareholders, employees and business partners. The LaCrosse Board also considered the business reputation of ABC, which the LaCrosse Board believed supported the conclusion that an acquisition transaction with ABC and Purchaser could be completed relatively quickly and in an orderly manner. The LaCrosse Board also considered the likelihood of obtaining required regulatory approvals.

•

Risks Associated with Remaining Independent. The LaCrosse Board discussed the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s current financial plan, including risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to expand product lines and expand sales channels, the continued consolidation in the Company’s industry and increased competition (especially from competitors and potential competitors with greater name recognition and financial and other resources), as well as the general risks of market conditions that could reduce the Company’s stock price. The LaCrosse Board determined that remaining independent was not reasonably likely to present superior opportunities for the Company or to create greater value for the Company’s shareholders, taking into account business, competitive, industry and market risks.

•

Cash Consideration; No Financing Condition. The LaCrosse Board considered that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the Offer and the Merger. The LaCrosse Board also considered that the Offer is not subject to a financing condition.

•

Opinion of the Company’s Financial Advisor. The LaCrosse Board considered the financial analyses reviewed and discussed with the LaCrosse Board by representatives of Wells Fargo Securities as well as the oral opinion of Wells Fargo Securities rendered to the LaCrosse Board on July 5, 2012 (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated the same date) with respect to the fairness, from a financial point of view, to the Unaffiliated Shareholders of the per share consideration to be received by such holders in the transaction pursuant to the Merger Agreement, as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Wells Fargo Securities, dated July 5, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The LaCrosse Board considered the fact that, while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, soliciting other potential acquisition proposals during the pendency of the Offer and the Merger, the Merger Agreement provides that:

i.	The Company can engage or participate in discussions and negotiations with respect to alternative acquisition proposals if certain conditions set forth in the Merger Agreement are satisfied, including that any such acquisition proposal was not solicited by the Company and the LaCrosse Board determines, in good faith after consulting with its outside counsel and financial advisors, that the proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and the failure to take such action would be reasonably likely to constitute a breach of the LaCrosse Board’s fiduciary duties to the Company’s shareholders; and

ii.	The Company can terminate the Merger Agreement prior to completion of the Offer to enter into an alternative acquisition transaction that the LaCrosse Board determines to be a Superior Proposal, subject to payment by the Company of the Termination Fee (as defined below) and the Company’s obligation under the Merger Agreement to negotiate in good faith with ABC and Purchaser to adjust the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal.

•

Termination Right. The LaCrosse Board considered the right of the Company to terminate the Merger Agreement if Purchaser has not completed the Offer and paid for the Shares tendered pursuant to the Offer by September 21, 2012.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The LaCrosse Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

•

Extension of Offer Period. The LaCrosse Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

The LaCrosse Board weighed the foregoing positive factors against the following negative considerations:

•

Risks Associated with Nonconsummation. The LaCrosse Board considered the risk that, notwithstanding the likelihood of the Offer and the Merger being completed, that the Offer and the Merger might not be completed, including the effects that a failure to complete the Offer and the Merger might have on the trading price of the Shares and the Company’s operating results.

•

Restrictions on Business Combinations. The LaCrosse Board considered the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The LaCrosse Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to ABC’s and Purchaser’s willingness to enter into the Merger Agreement, and were believed by the LaCrosse Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company shareholders and the ability of the LaCrosse Board to respond to unsolicited takeover proposals discussed above.

•

Company Termination Fee. The LaCrosse Board considered that upon the termination of the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal, the terms of the Merger Agreement provide that the Company will pay to ABC a termination fee of $5.5 million. The LaCrosse Board also considered that the terms of the Merger Agreement provide that, under certain circumstances, the Company will reimburse ABC and Purchaser for their documented expenses incurred in connection with the transaction up to $1 million (subject to offset against payment of the $5.5 million fee) (such amounts, collectively, the “Termination Fee”). In particular, the LaCrosse Board considered the potential effect of the Termination Fee on the willingness of other potential acquirers to propose alternative transactions.

•

Pre-Closing Covenants. The LaCrosse Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of ABC. The LaCrosse Board further considered that these provisions may limit the Company’s ability to pursue certain types of business opportunities that may arise.

•

Potentially Disruptive Impact of the Proposed Transaction. The LaCrosse Board considered the potentially disruptive effect the announcement and pursuit of the transaction might have on management and other resources available for the continued operation of the Company’s business in the ordinary course, the Company’s ability to attract and retain key personnel, and the Company’s ability to retain and attract customers and to maintain and grow sales.

•

Lack of Shareholder Participation in Future Growth. The LaCrosse Board considered that, while the consummation of the Offer and the Merger would give Company shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the proposed transaction, the successful completion of the Offer would eliminate the opportunity for Company shareholders to participate in any future growth of the Company.

•

Tax Treatment. The LaCrosse Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to certain holders for U.S. federal income tax purposes.

In making its recommendation, the LaCrosse Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the LaCrosse Board, in the Offer and the Merger as a result of their holding of Shares and options to purchase Shares as referenced in Item 3 of this Schedule 14D-9.

The LaCrosse Board concluded that the positive factors significantly outweighed the negative factors described above. The LaCrosse Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s shareholders outweigh the benefits of other alternatives potentially available to the Company, including continuing to operate as a publicly traded company. The foregoing discussion of the material factors considered by the LaCrosse Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation, or determine that any factor was of particular importance. Rather, the LaCrosse Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the LaCrosse Board may have given different weight to different factors.

(d)	Intent to Tender

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record or beneficially owned, other than Shares subject to options with an exercise price at or above the Offer Price. In addition, each Company director and executive officer, in their capacity as Company shareholders, has entered into a Tender and Voting Agreement with ABC and Purchaser whereby each such director and officer agreed to tender all Shares beneficially owned by them in the Offer. Such directors and officers owned in the aggregate approximately 7.5% of the outstanding Shares as of July 13, 2012. See Item 3 of this Schedule 14D-9 for more information on the Tender and Voting Agreements.

(e)	Certain Financial Forecasts Utilized by LaCrosse in Connection with the Merger

LaCrosse does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and LaCrosse is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with the due diligence process related to the negotiation of the Merger Agreement, LaCrosse’s senior management prepared financial forecasts regarding LaCrosse’s net sales, operating profit, net income, EBITDA and fully diluted earnings per share (“EPS”) results for LaCrosse’s 2012 through 2016 fiscal years. These unaudited financial forecasts were considered by the LaCrosse Board for purposes of evaluating the transactions contemplated by the Merger Agreement. The financial forecasts were not prepared for use in the Offer documents or with a view toward public disclosure. However, a summary of the financial forecasts has been included below to provide you access to certain non-public information that was furnished to third parties in connection with the Merger Agreement.

The financial forecasts included assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond LaCrosse’s control.

LaCrosse’s financial forecasts presented below were reviewed with the LaCrosse Board and were used by Wells Fargo Securities in connection with its financial analysis of the consideration to be received by the Company shareholders. LaCrosse also provided ABC with the financial forecasts.

The inclusion of the financial forecasts in this Schedule 14D-9 should not be regarded as an indication that LaCrosse considered, or now considers, these forecasts to be material to Company shareholders or necessarily indicative of actual future results. You should not place undue reliance on the unaudited financial forecasts contained in this Schedule 14D-9. Please see the section of this Schedule 14D-9 entitled “— Important Information about the Financial Forecasts.”

The below forecasts do not give effect to the Offer or the Merger or the failure of such events to occur. LaCrosse urges all stockholders to review LaCrosse’s most recent SEC filings for a description of LaCrosse’s reported financial results. Please see the section of this Schedule 14D-9 entitled “Where You Can Find More Information.” The following table presents the financial forecasts provided to ABC and as used by the LaCrosse Board for purposes of its consideration of the Merger and by Wells Fargo Securities for purposes of its financial analysis related to the Offer Price:

	2012E	2013P	2014P	2015P	2016P
	($ in Millions, except per-share data)
Net Sales	$145.0	$153.0	$169.0	$188.0	$208.0
COGS	87.6	91.2	100.4	111.4	123.0

Gross Profit	$57.4	$61.8	$68.6	$76.6	$85.0
Operating Expenses	46.8	49.3	52.3	55.3	58.5

Operating Profit	$10.6	$12.5	$16.4	$21.3	$26.5
EBITDA	$14.5	$16.4	$20.2	$25.1	$30.4
Net Income	$6.3	$7.6	$10.0	$13.0	$16.2
Wtd. Avg. Diluted Shares	6.800	6.900	7.000	7.100	7.200
EPS	0.92	$1.10	$1.43	$1.84	$2.26

Important Information about the Financial Forecasts

While the above financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the section of this Schedule 14D-9 entitled “Special Note Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond LaCrosse’s and/or ABC’s control and will be beyond their control following the Offer and the Merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the financial forecasts, whether or not the Merger is completed.

The financial forecasts summarized in this section were prepared solely for internal use by LaCrosse and not with a view toward public disclosure and not in compliance with published guidelines of the SEC, United States generally accepted accounting principles, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts. LaCrosse’s senior management believes the forecasts were prepared in good faith and on a reasonable basis based on the best information available to LaCrosse’ senior management at the time of their preparation. The financial forecasts, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on this information.

All of the financial forecasts summarized in this section were prepared by, and are the responsibility of, LaCrosse’s senior management, as indicated. McGladrey, LaCrosse’s independent registered public accounting firm, did not provide any assistance in preparing the financial forecasts and has not examined, compiled or otherwise performed any procedures with respect to the financial forecasts and, accordingly, McGladrey has not expressed any opinion or given any other form of assurance with respect thereto and assumes no responsibility for the prospective financial information. The report of McGladrey included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference, relates solely to Company’s historical financial information. Such report does not extend to the financial forecasts and should not be read to do so.

By including a summary of the financial forecasts in this Schedule 14D-9, neither LaCrosse nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company shareholder, investor, ABC, Purchaser or other person regarding the ultimate performance of LaCrosse compared to the information contained in LaCrosse’s financial forecasts or that the forecasted results will be achieved. LaCrosse made no representation to ABC, in the Merger Agreement or otherwise, concerning the financial forecasts or LaCrosse’s ultimate performance. The financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this Schedule 14D-9 or any actual results of LaCrosse’s operations. LaCrosse undertakes no obligation, except as required by law, to update or otherwise revise the financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The foregoing summary of the financial forecasts is not included in this Schedule 14D-9 in order to induce any Company shareholder to accept the Offer.

(f)	Opinion of the Company’s Financial Advisor

On July 5, 2012, Wells Fargo Securities rendered its oral opinion to the LaCrosse Board (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated July 5, 2012) to the effect that, as of July 5, 2012, the per share consideration to be received by the Unaffiliated Shareholders in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Wells Fargo Securities’ opinion was directed to the LaCrosse Board and only addressed the fairness, from a financial point of view, to the Unaffiliated Shareholders of the per share consideration to be received by such holders in the Transaction pursuant to the merger agreement and did not address any other terms, aspects or implications of the Transaction. The summary of Wells Fargo Securities’ opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in preparing its opinion. However, neither Wells Fargo Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, a recommendation as to or otherwise address whether any holder of LaCrosse common stock should tender their shares of LaCrosse common stock into the Offer or how the LaCrosse Board or any holder of LaCrosse common stock should vote or act in respect of the Merger or any other aspect of the Transaction or any related matter.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft, dated July 3, 2012, of the merger agreement;

•	reviewed certain publicly available business and financial information relating to LaCrosse;

•

reviewed certain other business and financial information relating to the business, operations and prospects of LaCrosse furnished to or discussed with Wells Fargo Securities by the management of LaCrosse, including financial forecasts, projections and estimates relating to the future financial performance of LaCrosse prepared by and discussed with the management of LaCrosse;

•	discussed with members of the management of LaCrosse the business, operations, financial condition and prospects of LaCrosse;

•

compared certain business, financial and other information regarding LaCrosse with publicly available business, financial and other information regarding certain companies with publicly-traded equity securities that Wells Fargo Securities deemed relevant;

•

reviewed the current and historical market prices and trading activity of LaCrosse common stock and the current and historical market prices and trading activity of publicly traded equity securities of other companies that Wells Fargo Securities deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations and transactions that Wells Fargo Securities deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as Wells Fargo Securities deemed appropriate.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all of the financial and other information, provided or otherwise made available to it, discussed with or reviewed by it, or that was publicly available, and Wells Fargo Securities did not independently verify the accuracy or completeness of any such information. Wells Fargo Securities relied upon assurances of the management of LaCrosse that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial forecasts, projections and estimates relating to the future financial performance of LaCrosse through December 31, 2016 prepared by and discussed with the management of LaCrosse and utilized in Wells Fargo Securities’ analyses, Wells Fargo Securities was advised and, at LaCrosse’s direction, assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of LaCrosse as to the future financial performance of LaCrosse. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, such forecasts, projections or estimates or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there were no material changes in the condition (financial or otherwise), results of operations, business or prospects of LaCrosse since the respective dates of the most recent financial statements and other information provided to it. In arriving at its opinion, Wells Fargo Securities did not conduct any physical inspection of any of the properties or assets or obtain any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of LaCrosse nor did Wells Fargo Securities make any determination as to the solvency of any party to the Transaction. Wells Fargo Securities was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of LaCrosse though, at LaCrosse’s direction, Wells Fargo Securities participated in discussions with representatives of a third party that contacted LaCrosse regarding a potential transaction.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the Unaffiliated Shareholders, of the per share consideration to be received by such holders in the Transaction pursuant to the merger agreement to the extent expressly specified in such opinion and did not address any other terms, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection with the Transaction or otherwise, including, without limitation, the form or structure of the Transaction or the financing arrangements of Parent for the Transaction. In addition, the opinion did not address the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the per share consideration or otherwise. Wells Fargo Securities gave no opinion, counsel or interpretation as to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice and assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Wells Fargo Securities, with LaCrosse’s consent, relied upon the assessments by LaCrosse and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to LaCrosse and the Transaction. The opinion does not address the merits of the underlying decision by the LaCrosse Board or LaCrosse to enter into the Merger Agreement or the relative merits of the Transaction as compared with alternative business strategies or transactions available to LaCrosse. Wells Fargo Securities’ opinion does not constitute a recommendation as to or otherwise address whether any holder of LaCrosse common stock should tender their shares of LaCrosse common stock into the Offer or how the board of directors of LaCrosse or any holder of LaCrosse common stock should vote or act in respect of the Transaction or any related matter.

In rendering its opinion, Wells Fargo Securities assumed, with LaCrosse’s consent, that the final form of the Merger Agreement would not differ from the draft reviewed by Wells Fargo Securities in any respect material to its analyses, that the Transaction would be consummated in accordance with the merger agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions material to Wells Fargo Securities’ analyses, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transaction, no delays, limitations, restrictions or conditions would be imposed that would have an adverse effect on LaCrosse or the contemplated benefits of the Transaction. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and the information made available to it, as of the date of its opinion. Although subsequent developments may affect its opinion, Wells Fargo Securities has no obligation to update, revise or reaffirm its opinion.

Wells Fargo Securities’ opinion was for the information and use of the LaCrosse Board (in its capacity as such) in connection with its evaluation of the Transaction and should not be construed as creating, and Wells Fargo Securities shall not be deemed to have, any fiduciary duty to the LaCrosse Board, LaCrosse, any security holder or creditor of LaCrosse or any other person, regardless of any prior or ongoing advice or relationships.

In preparing its opinion to the LaCrosse Board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ financial analyses provided below is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Wells Fargo Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Wells Fargo Securities considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Wells Fargo Securities’ analyses for comparative purposes is identical to LaCrosse or the proposed transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. The implied per share valuation reference ranges and per share market price and implied enterprise value multiples indicated by Wells Fargo Securities’ analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond LaCrosse’s control and the control of Wells Fargo Securities. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion and analyses were provided to the LaCrosse Board in connection with its evaluation of the proposed Transaction and were among many factors considered by the LaCrosse Board in evaluating the proposed Transaction. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the per share consideration or of the views of the LaCrosse Board with respect to the proposed Transaction.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with its opinion rendered to the LaCrosse Board on July 5, 2012. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics including:

•

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the book value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) plus the book value of minority interests.

•	EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of July 3, 2012, and estimates of financial performance for LaCrosse for the years ending December 31, 2012 to 2016 were based on financial forecasts, projections and estimates relating to the future financial performance of LaCrosse through December 31, 2016 prepared by the management of LaCrosse. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies. For purposes of the discounted cash flow analysis of LaCrosse described below, stock based compensation was treated as a cash expense.

Selected Companies Analysis

Wells Fargo Securities considered certain financial data for LaCrosse and selected companies with publicly traded equity securities Wells Fargo Securities deemed relevant. The selected companies were selected because they were deemed to be similar to LaCrosse in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration.

The financial data for the selected companies reviewed included:

•	Per share market price as a multiple of estimated earnings per share for calendar year 2012, or CY 2012E EPS; and

•	Enterprise Value as a multiple of EBITDA for the most recently completed twelve month period for which financial information had been made public, or LTM EBITDA.

The selected companies with publicly traded equity securities and resulting multiples were:

•	Wolverine World Wide, Inc.*

•	Columbia Sportswear Company

•	Deckers Outdoor Corporation

•	Skechers USA Inc.

•	Weyco Group Inc.

•	K-Swiss Inc.

•	Rocky Brands, Inc.

*	Pro forma for the pending acquisition of Collective Brands’ Performance + Lifestyle Group

	Price/CY 2012E EPS	EV/LTM EBITDA
High	17.6x	11.9x
Mean	12.9x	8.0x
Median	14.0x	8.9x
Low	7.8x	5.0x

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied a multiple range of 7.5x to 12.5x to LaCrosse management’s estimate of CY 2012E earnings per share and a multiple range of 5.0x to 8.0x to LaCrosse’s LTM EBITDA, which resulted in implied valuation reference ranges of $6.92 to $11.53 and $7.36 to $12.42 per share of LaCrosse common stock, respectively, as compared to the proposed per share consideration of $20.00 per share of LaCrosse common stock in the Transaction.

Selected Transactions Analysis

Wells Fargo Securities also considered the financial terms of certain business combinations and other transactions Wells Fargo Securities deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to LaCrosse in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration. The financial data for the selected transactions reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of the target company’s LTM EBITDA. The selected transactions and resulting multiples were:

Date Closed	Target	Acquiror
Pending	Collective Brands’ Performance + Lifestyle Group	Wolverine World Wide, Inc.
September 14, 2011	The Timberland Company	VF Corp.
February 17, 2011	American Sporting Goods	Brown Shoe Company, Inc.
August 17, 2007	The Stride Rite Corp.	Payless Shoesource, Inc.
September 16, 2005	Saucony, Inc.	The Stride Rite Corp.
January 6, 2005	EJ Footwear Group	Rocky Shoes and Boots, Inc.
June 30, 2004	Vans, Inc.	VF Corp.
September 4, 2003	Converse, Inc.	Nike, Inc.

Enterprise Value/ LTM EBITDA
High	14.6x
Mean	9.9x
Median	9.8x
Low	5.1x

Taking into account the results of the selected transactions analysis, Wells Fargo Securities applied a multiple range of 5.0x to 8.0x to LaCrosse’s LTM EBITDA, which resulted in an implied valuation reference range of $7.36 to $12.42 per share of LaCrosse common stock, as compared to the proposed per share consideration of $20.00 per share of LaCrosse common stock in the Transaction.

Discounted Cash Flow Analysis

Wells Fargo Securities also performed a discounted cash flow analysis of LaCrosse using the financial forecasts, projections and estimates relating to the future financial performance of LaCrosse through December 31, 2016 prepared by the management of LaCrosse. In performing this analysis, Wells Fargo Securities applied discount rates ranging from 15.5% to 17.5% and terminal multiples of 2016P EBITDA ranging from 5.0x to 8.0x. This analysis resulted in an implied valuation reference range of $14.38 to $21.48 per share of LaCrosse common stock as compared to the proposed per share consideration of $20.00 per share of LaCrosse common stock in the Transaction.

Other Matters

LaCrosse retained Wells Fargo Securities as its financial advisor in connection with the Transaction based on Wells Fargo Securities’ experience and reputation and Wells Fargo Securities’ knowledge of LaCrosse and its industry. For its services as financial advisor to LaCrosse in connection with the Transaction, Wells Fargo Securities will receive a transaction fee contingent upon completion of the Offer which is based on a percentage of the implied transaction value of the Transaction and which is currently estimated to be approximately $2,738,000. Upon the rendering of its opinion, Wells Fargo Securities became entitled to a fee of $300,000, which is creditable to the extent previously paid against the transaction fee. In addition, LaCrosse has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of or relate to Wells Fargo Securities’ engagement or the Transaction.

Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of LaCrosse, ABC and their affiliates, as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and its affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to LaCrosse, ABC and certain of their respective affiliates for which Wells Fargo Securities and its affiliates have received and would expect to receive compensation, including being a lender to LaCrosse pursuant to a revolving credit agreement between LaCrosse and Wells Fargo Bank, N.A. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that advised LaCrosse with respect to the Transaction. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

ITEM 5.	Persons/Assets, Retained, Employed, Compensated or Used

The LaCrosse Board selected Wells Fargo Securities as its financial advisor because of, among other reasons, Wells Fargo Securities’ experience and reputation and Wells Fargo Securities’ knowledge of LaCrosse and its industry. Pursuant to a letter agreement dated July 16, 2010, LaCrosse engaged Wells Fargo Securities to act as its financial advisor in connection with the contemplated transactions. Wells Fargo Securities will receive a transaction fee contingent upon completion of the Offer which is based on a percentage of the implied transaction value of the Transaction and which is currently estimated to be approximately $2,738,000. Upon the rendering of its opinion, Wells Fargo Securities became entitled to a fee of $300,000, which is creditable to the extent previously paid against the transaction fee. In addition, LaCrosse has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of or relate to Wells Fargo Securities’ engagement or the Transaction.

Except as set forth above, neither LaCrosse nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Company shareholders concerning the Offer or the Merger.

ITEM 6.	Interest in Securities of the Subject Company

No transaction in Shares has been effected during the past 60 days by LaCrosse or, to the knowledge of LaCrosse, any current executive officer, director, affiliate or subsidiary of LaCrosse.

ITEM 7.	Purposes of the Transaction and Plans or Proposals

As of the date of this Schedule 14D-9, LaCrosse is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of LaCrosse’s securities by LaCrosse, any subsidiary of LaCrosse or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving LaCrosse or any subsidiary of LaCrosse, (c) any purchase, sale or transfer of a material amount of assets by LaCrosse or any subsidiary of LaCrosse, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of LaCrosse. There are no transactions, resolutions of the LaCrosse Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	Additional Information

(a)	Golden Parachute Compensation

Background

Messrs. Schneider, Carlson, Layton, Cohen, and Vonhoff are the Company’s named executive officers (together the “Named Executive Officers”). The following table below summarizes the information required by Item 402(t) of Regulation S-K regarding the compensation for each Named Executive Officer pursuant to any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or ABC concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise related to the Offer.

Aggregate Amounts of Potential Compensation

The table below is required by Item 402(t) of Regulation S-K regarding the compensation that may be payable to the Company’s Named Executive Officers in connection with the Offer and the Merger. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of the assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a Named Executive Officer may differ in material respects from the amounts set forth below.

For purposes of calculating such potential amounts, we have assumed that the Merger was completed on August 16, 2012.

Name:	Equity: ($)(1)	Total: ($)
Joseph P. Schneider President, Chief Executive Officer and Director	342,822	342,822
David P. Carlson Executive Vice President, Chief Financial Officer and Secretary	246,443	246,443
Ross M. Vonhoff (2) Senior Vice President of Operations	0	0
C. Kirk Layton Vice President of Finance and Assistant Secretary	43,683	43,683
Craig P. Cohen Vice President of North American Wholesale Sales	52,335	52,335

(1)	Amounts in this column represent cash payments to be received in respect of Company Options whose vesting will accelerate at the Acceptance Time (i.e. “single trigger” acceleration). Pursuant to the Merger Agreement, immediately prior to the Effective Time, all Company Options, to the extent not exercised prior to the Effective Time, held by an optionholder who has consented to the treatment of the options as set forth in the Merger Agreement will be canceled, with each former holder of any such canceled Company Option becoming entitled to receive an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Company Option; and (ii) the number of shares of LaCrosse common stock underlying such Company Option.
(2)	Ross M. Vonhoff was a named executive officer for the year ended December 31, 2011. Mr. Vonhoff’s employment with the Company ended on January 30, 2012 and as such he is not entitled to any compensation as a result of the Merger.

(b)	Board Actions to Render Business Combination Restrictions Inapplicable

State Takeover Laws

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. To the extent that certain provisions of these laws purport to apply to the Offer, Merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in the 1987 case CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequent federal district court decisions have limited the ability of state takeover statutes to exercise influence over corporations incorporated outside of those states.

We believe that Edgar v. MITE Corp. and later decisions supply reasonable bases for contesting any application of such state takeover laws to this Offer, Merger or other business combination. LaCrosse conducts some business in a number of states throughout the United States, some of which have enacted takeover laws. LaCrosse has not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, other than the Wisconsin takeover statutes and regulations discussed below. LaCrosse reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Schedule 14D-9 nor any action taken in connection herewith is intended as a wavier of such a right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, LaCrosse and/or Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

Wisconsin Business Corporation Law

LaCrosse is incorporated under the laws of the State of Wisconsin. A number of takeover provisions of the WBCL apply only to “resident domestic corporations.” A resident domestic corporation is defined as a Wisconsin corporation that as of a relevant date satisfied any of the following four tests:

(1)  Its principal offices are located in the State of Wisconsin.

(2)   It has significant business operations in the State of Wisconsin.

(3)  More than 10 percent of the holders of record of its shares are residents of the State of Wisconsin.

(4)  More than 10 percent of its shares are held of record by residents of the State of Wisconsin.

For purposes of determining each of item 3 and 4, the relevant date is the most recent record date of the corporation before the date the person becomes an “interested stockholder” (as defined by the WBCL). LaCrosse has advised ABC and Purchaser that LaCrosse may satisfy the requirements to be a “resident domestic corporation.” As a result, the provisions of the WBCL described below may apply to the Offer and the Merger.

Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”) regulate a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.” The Wisconsin Business Combination Statute defines a “business combination” to include a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder, or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5 percent of the aggregate market value of the stock or assets of the company or 10 percent of its earning power or income, or issuance of stock or rights to purchase stock with a market value of equal to at least 5 percent of the aggregate market value of all of the outstanding stock, adoption of a plan of liquidation and certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder. An “interested stockholder” is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of a resident domestic corporation. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the date on which the interested stockholder became such; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or (iv) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

The Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, have been approved by the LaCrosse Board, and therefore the Wisconsin Business Combination Statute does not apply to the Merger Agreement and the transactions contemplated thereby, including the Offer or Merger.

Sections 180.1130 to 180.1132 of the WBCL (the “Wisconsin Fair Price Statute”) provide that a “business combination” involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) or the Exchange Act and a “significant shareholder” is subject to a supermajority vote of shareholders , in addition to any approval otherwise required. The Wisconsin Fair Price Statute defines a “business combination” to include a merger or share exchange (except for certain mergers or share exchanges, including a merger pursuant to Section 180.1104 of the WBCL) with a significant shareholder or a corporation that is, or after such merger or share exchange would be, an affiliate of a significant shareholder or the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder. A “significant shareholder” is generally defined as a person who beneficially owns 10 percent or more of the voting power of the outstanding voting shares of a resident domestic corporation.

Business combinations subject to the Wisconsin Fair Price Statute must be approved by 80 percent of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (1) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher; (B) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is offered.

The Wisconsin Fair Price Statute will not apply to the Merger because the definition of a business combination subject to the statute excludes a “short-form” merger pursuant to Section 180.1104 of the WBCL.

As discussed under Item 8(d) below, LaCrosse granted Purchaser an irrevocable Top-Up Option (as defined below) to purchase from LaCrosse up to that number of shares that, when added to the number of shares owned by ABC and Purchaser at the time of exercise of the Top-Up Option, will constitute 10,000 shares more than 90% of the shares of LaCrosse common stock outstanding. At the Acceptance Time, if necessary for Purchaser to own at least 90% of the outstanding shares of LaCrosse, Purchaser will immediately exercise the Top-Up Option to achieve the Short-Form Threshold (as defined in the Merger Agreement) and complete the Merger through the “short-form” procedures available under Section 180.1104 of the WBCL, without the necessity of holding a meeting of LaCrosse’s shareholders to approve the Merger.

Under Section 180.1150 of the WBCL (the “Wisconsin Control Share Statute”), unless the articles of incorporation otherwise provide, or the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by a person or persons acting as a group in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation.

The LaCrosse Board has specified that at and following the Acceptance Time the provisions of the Wisconsin Control Share Statute will not apply to any of the outstanding Shares, including any Shares held by ABC, Purchaser or any other affiliate of ABC.

(c)	Dissenters’ Rights

Holders of Shares tendered in the Offer will not be entitled to exercise statutory dissenters’ rights under the WBCL. In addition, if a shareholder does not tender its Shares in the Offer and the Merger is consummated, it is anticipated that any such shareholder will not have dissenters’ rights under Section 180.1302 of the WBCL because, at the Acceptance Time, if necessary for Purchaser to own at least 90% of the outstanding shares of LaCrosse, Purchaser will immediately exercise the Top-Up Option and purchase the Top-Up Option Shares up to that number of shares of LaCrosse common stock that, when added to the number of shares of LaCrosse common stock owned by ABC and Purchaser at the time of exercise of the Top-Up Option, will constitute 10,000 shares more than 90% of the shares of LaCrosse common stock then outstanding and complete a “short-form” merger under the WBCL, without the necessity of holding a meeting of LaCrosse’s shareholders to approve the Merger. Under Section 180.1302 of the WBCL, holders of Shares will not have dissenters’ rights if the LaCrosse common stock continues to be quoted on NASDAQ on the record date for purpose of determining whether the Merger may be consummated as a “short-form” merger.

(d)	Top-Up Option

Pursuant to the terms of the Merger Agreement, LaCrosse granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase from LaCrosse, at a price per share equal to the price to be paid in the Offer, up to that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by ABC or Purchaser at the time of such exercise, equals 10,000 Shares more than 90% of the then outstanding Shares (after giving effect to the issuance of the Top-Up Option Shares, and excluding from the calculation of the number of shares of LaCrosse common stock ABC and Purchaser then own, but not from the calculation of then-outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The aggregate purchase price for the Top-Up Option Shares purchased by Purchaser pursuant to the Top-Up Option will be paid by Purchaser at its option, either in cash or by delivery of cash and a promissory note. Any such promissory note shall bear interest at the simple rate of 2% per annum, shall mature on the first anniversary of the closing of the purchase of the Top-Up Option Shares, and may be prepaid without premium or penalty.

The Top-Up Option may be exercised by Purchaser, in whole, at any time after Purchaser has accepted for payment and pays for all Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that the Top-Up Option may not be exercised (i) to purchase an amount of Top-Up Option Shares in excess of the number of shares of LaCrosse common stock authorized and unissued (treating shares owned by LaCrosse as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up Option, or (ii) if prohibited by applicable law. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a short-form merger pursuant to Section 180.1104 of the WBCL without a vote of the Company’s shareholders at a time when the approval of the Merger at a meeting of Company shareholders would otherwise be assured because of Purchaser’s and ABC’s collective ownership of a majority of the Shares following completion of the Offer.

The foregoing summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)	Short-Form Merger

Section 180.1104 of the WBCL provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, a “Short-Form Merger”). Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, and all conditions to ABC’s obligations to complete the Merger are satisfied, ABC and Purchaser will effect the Merger without prior notice to, or any action by, any other shareholder of LaCrosse. If Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option.

(f)	Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the LaCrosse Board, other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

(g)	Where You Can Find More Information

For additional information regarding the business and financial results of LaCrosse, please see the following documents that have been filed by LaCrosse with the SEC, each of which is incorporated herein by reference:

•	LaCrosse’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	LaCrosse’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012; and

•

LaCrosse’s Current Reports on Form 8-K filed with the SEC since December 31, 2011 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

Special Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. Such forward-looking statements include the ability of the Company, ABC and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Any statements that are not statements of historical fact (including any statements containing the words “believe”, “plans”, “anticipates”, “expects”, “estimates”, and similar expressions) should also be considered forward-looking statements. The forward-looking statements that are included in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; and the effects of disruption from the transactions contemplated by the Merger Agreement on the Company’s business, including potential impact on the Company’s relations with customers, suppliers and employees. Investors are cautioned that all forward-looking statements involve risks and uncertainties and actual results could differ materially from those in the forward-looking statements. In addition to the risks and uncertainties identified above, other risks and uncertainties are detailed under the heading “Risk Factors” in the Company’s public filings with the SEC, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q. The forward-looking statements contained in this Schedule 14D-9 speak only as of the date on which they are made and, except as required by law, neither the Company nor ABC express any intention or undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Schedule 14D-9. The reader is cautioned to not unduly rely on these forward-looking statements.

ITEM 9.	Exhibits

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated July 19, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and ABC on July 19, 2012).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and ABC on July 19, 2012).

(a)(3)	Letter to Shareholders of the Company dated July 19, 2012.*

(a)(4)	Company Joint Press Release with ABC, (incorporated herein by reference to Exhibit 99.1 of Form 14D-9C filed by the Company on July 5, 2012).

(a)(5)	Communication to Company Employees, dated as of July 5, 2012 (incorporated herein by reference to Exhibit 99.2 of Schedule 14D-9C filed by the Company on July 5, 2012).

(a)(6)	Communication to Company Suppliers (incorporated herein by reference to Exhibit 99.3 of Schedule 14D-9C filed by the Company on July 5, 2012).

(a)(7)	Communication to Company Customers (incorporated herein by reference to Exhibit 99.4 of Schedule 14D-9C filed by the Company on July 5, 2012).

(a)(8)	Company Employee and Partner Presentation Materials (incorporated herein by reference to Exhibit 99.5 of Schedule 14D-9C filed by the Company on July 5, 2012).

(a)(9)	Letter to Employees of Company from Greg Inman, Vice President of Administration (incorporated herein by reference to Exhibit 99.1 of Schedule 14D-9C filed by the Company on July 17, 2012).

(e)(1)	Agreement and Plan of Merger by and among the Company, ABC, and Purchaser, dated as of July 5, 2012 (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on July 5, 2012).

(e)(2)	Confidentiality Agreement, dated February 28, 2012, between ABC and Wells Fargo Securities LLC, for and on behalf of the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by ABC and Purchaser on July 19, 2012).

(e)(3)	Tender and Voting Agreement by and among ABC, Purchaser and certain shareholders of the Company, dated as of July 5, 2012 (form of which is incorporated herein by reference to Exhibit 10.1 of Form 8-K filed by the Company on July 5, 2012).

(e)(4)	Exclusivity Agreement, dated May 21, 2012, between the Company and ABC (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by ABC and Purchaser on July 19, 2012).

(e)(5)	Company 1993 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.20 to Company’s Form S-1 Registration Statement (Registration No. 33-75534)).

(e)(6)	Company 1997 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.17 to Company’s Annual Report on Form 10-K for the year ended December 31, 1996).

(e)(7)	Company 2001 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Company’s Current Report on Form 8-K as filed with the Commission on May 9, 2005).

(e)(8)	Amended and Restated Company 2001 Non-Employee Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 of Company’s Registration Statement on Form S-8 as filed with the Commission on May 14, 2010 (Registration No. 333-166861)).

(e)(9)	Company 2007 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.1 of Company’s Registration Statement on Form S-8 as filed with the Commission on May 14, 2010 (Registration No. 333-166864)).

(g)	Not applicable

*Included	with the statement mailed to the shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LaCrosse Footwear, Inc.

By:	/s/ Joseph P. Schneider
Name: Joseph P. Schneider
Title: President and Chief Executive Officer

Date: July 19, 2012

Annex A

LaCROSSE FOOTWEAR, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about July 19, 2012 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $.01 per share (“Shares”), of LaCrosse Footwear, Inc. (“LaCrosse” or the “Company”). In this document, the words “we,” “our,” “ours,” and “us” refer only to LaCrosse and not to any other person or entity.

The Schedule 14D-9 relates to the tender offer by XYZ Merger Sub, Inc., a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of ABC-MART, INC., a Japanese corporation (“Parent”). Parent disclosed in a Tender Offer Statement on Schedule TO, dated July 19, 2012 the “Schedule TO”) and filed with the Securities and Exchange Commission (the “SEC”), an offer to purchase all of the outstanding Shares at a price per Share of $20.00 net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Company’s Board of Directors (the “Board” or “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of July 5, 2012 (the “Merger Agreement”) by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information, except as required by applicable law.

CERTAIN INFORMATION CONCERNING VOTING SECURITIES

The Shares are the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of July 13, 2012, 6,510,949 Shares were issued and outstanding, and 1,013,364 Shares were subject to outstanding options issued under the Company’s stock option plans.

BACKGROUND INFORMATION

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser. The Merger Agreement further provides that, should the Offer be completed and certain conditions met, on the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Wisconsin Business Corporation Law (“WBCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, should it occur, each Share outstanding immediately prior thereto (other than Shares that are owned by the Company, Parent, Purchaser or any of their respective direct or indirect subsidiaries, and any Shares held by Company shareholders who perfect dissenters’ rights, if any, under the WBCL with respect to the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes. For more information on the availability of dissenters’ rights, please see Item 8. Additional Information, Dissenters’ Rights in the Schedule 14D-9. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, and from time to time thereafter, Parent will be entitled to designate a certain number of directors on the Board of Directors (“Designees”).

The number of Designees which Parent will have the right to designate will be equal to the product (rounded up to the next whole number) of (i) the total number of directors on the Board of Directors (after giving effect to any directors elected pursuant to Parent’s right to designate) and (ii) the percentage that the number of Shares beneficially owned by Parent and its affiliates (including Purchaser) bears to the total number of Shares then outstanding. Under the Merger Agreement the Company is required to promptly take all actions necessary to cause the Designees to be elected or appointed to the Board of Directors, including by increasing the size of the Board and seeking and accepting resignations of incumbent directors.

The Merger Agreement further provides that, subject to any limitations imposed by applicable law, the Company shall also cause Designees to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors that represents the same percentage as such individuals represented on the Board of Directors.

Notwithstanding the foregoing, prior to the effective time of the Merger, the Board of Directors shall always have at least two members who were members of the Board of Directors as of immediately prior to payment by Purchaser for Shares pursuant to the Offer (each such member a “Continuing Director” and, collectively, the “Continuing Directors”). If the number of directors who are Continuing Directors is reduced below two prior to the effective time of the Merger, the Board will cause the remaining director who is a Continuing Director to designate a person to the Board of Directors who is not an officer, director, employee or designee of Parent, Purchaser or any of their affiliates and who shall be considered a Continuing Director for purposes of the Merger Agreement.

In addition to the provisions of the Merger Agreement, the Company’s obligations and Parent’s rights with respect to appointing designees to the Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of the Company, or holds any position with the Company.

Parent has informed the Company that, to its knowledge after reasonable inquiry, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or any Potential Designee or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

Set forth below is the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. Unless otherwise indicated below, the current business address of each person is: 19F Shibuya Mark City West, 1-12-1 Dougenzaka, Shibuya, Tokyo, Japan 150-0043, and the telephone number at such business address is: 81 3-3476-5452. Each such person is a citizen of Japan.

Parent has advised the Company that, to its knowledge after reasonable inquiry, none of the Potential Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. None of the Potential Designees below is related to any other Potential Designee or to any director or executive officer of the Company.

Mr. Minoru Noguchi, age 46, Representative Director and President of Parent since March 2007.

Mr. Toru Nakao, age 51, Executive Director and Sales Division Manager in charge of store development of Parent since April 2009; Managing Director and Sales Division Manager of Parent from March 2007 to April 2009.

Mr. Jo Kojima, age 44, Director and Managing Planning Office Manager of Parent since May 2007; Director, Chief Executive Officer and President of Purchaser since July 2, 2012.

Mr. Takashi Kikuchi, age 43, Director and Product Development Division Manager of Parent since May 2009; Product Development Division Manager of Parent from November 2008 to May 2009; Designer of Project Development Division of Parent between July 2007 and November 2008.

It is expected that the Designees may assume office at any time following the time at which they are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign.

BOARD OF DIRECTORS OF LACROSSE FOOTWEAR, INC.

In accordance with our bylaws, the Board of Directors shall consist of six directors, divided into three classes each consisting of two directors. The Board of Directors is currently comprised of the following six directors:

Name	Age	Has Been a Director Since
Richard A. Rosenthal	79	1990
Joseph P. Schneider	52	1999
Stephen F. Loughlin	61	2002
Charles W. Smith	64	2004
John D. Whitcombe	56	1998
William H. Williams	64	2006

Richard A. Rosenthal has served as Chairman of the Board of the Company since March 2005 and as a director of the Company since June 1990. Prior to his appointment as Chairman, Mr. Rosenthal served as Vice Chairman of the Board beginning in May 2000. Mr. Rosenthal was the Chief Executive Officer of Saint Joseph Bank Corporation from 1962 until 1986. Mr. Rosenthal was the Director of Athletics at the University of Notre Dame from 1987 until August 1, 1995. Mr. Rosenthal is a director of Advanced Drainage Systems, Inc.

Joseph P. Schneider has served as a Director of the Company since March 1999 and as President and Chief Executive Officer since August 2000. Prior thereto, Mr. Schneider served as the Company’s Executive Vice President-Danner since May 1999; as President and Chief Executive Officer of Danner, Inc. (“Danner”), a subsidiary of the Company, since October 1998; as Vice President of the Company since June 1996; as President and Chief Operating Officer of Danner since December 1997; as Executive Vice President and Chief Operating Officer of Danner since June 1996 and as Vice President–Retail Sales of the Company from January 1993 until June 1996. From 1985, when he joined the Company, until January 1993, Mr. Schneider held various sales management positions.

Stephen F. Loughlin has served as a director of the Company since November 2002. Mr. Loughlin was the Vice President of Finance for FEI Company, a manufacturer of production and analytical equipment for the semiconductor and data storage industries, from 2004 to 2010. Mr. Loughlin retired in July 2010. Mr. Loughlin served as the acting Chief Financial Officer of FEI Company from 2001 to 2004. From 1999 until 2001, he served as the Chief Financial Officer of RadiSys Corporation, a provider of advanced embedded solutions for the commercial, enterprise, and service provider systems markets.

John D. Whitcombe has served as a director of the Company since March 1998. Mr. Whitcombe has been a partner in the law firm of Greenberg, Whitcombe & Takeuchi, LLP (Torrance, California) since November 1994. From 1992 until November 1994 he was a partner in the law firm of Whitcombe, Makin & Pentis. Mr. Whitcombe is a director and the CEO of Oarsmen Foundation, a director of Providence Medical Institute, and a member of the Board of Councilors for the University of Southern California. Mr. Whitcombe is also a director and Treasurer for both GLS Building Corp. and Schuler Investment Corp.

Charles W. Smith has served as a Director of the Company since May 2004. Mr. Smith served as President and CEO of Recreational Equipment, Inc. (“REI”), a national retailer of outdoor gear and clothing, for 17 years before retiring in February 2000. During his 35-year tenure with REI, Mr. Smith served in a variety of sales, operations and management positions including Senior Vice President Operations, Vice President Retail, and distribution manager. He was elected to the National Sporting Goods Association’s Sporting Goods Industry Hall of Fame in 2001, and was co-founder and first President of the Outdoor Industry Conservation Alliance.

William H. Williams has served as a director of the Company since January 2006. Until February 2010, Mr. Williams served as President and CEO of Harry & David Holdings, Inc., a leading multi-channel specialty retailer and producer of branded premium gift-quality fruit and gourmet food products and gifts. Mr. Williams served as President and CEO of Harry & David for 12 years before being promoted in 2000 to President and COO of Yamanouchi Consumer, Inc. (YCI), the holding company for Harry & David and Shaklee. He was named CEO of YCI in 2002, and in 2004 returned as President and CEO of Harry & David following the sale of Harry & David to Wasserstein & Co. Prior to joining Harry & David, he held several senior executive positions at Neiman Marcus. Mr. Williams has served on the Oregon Economic Development Commission, the Oregon International Trade Commission and the Oregon Board of Higher Education. He has also served on the boards of directors of several corporations and not-for-profit groups.

DIRECTOR COMPENSATION

The following table summarizes compensation paid to non-employee members of our Board of Directors related to their 2011 service:

(all values expressed in dollars)

NAME	FEES EARNED OR PAID IN CASH	OPTION AWARDS[1]	TOTAL
Richard A. Rosenthal	$106,000	27,900	$133,900
Stephen F. Loughlin	64,000	27,900	91,900
Charles W. Smith	61,000	27,900	88,900
John D. Whitcombe	55,000	27,900	82,900
William H. Williams	54,000	27,900	81,900

[1]

The Option Awards in the table above are reported on the basis of the aggregate grant date fair value for such awards granted during 2011. The fair value of options granted was determined using the Black Scholes method, which requires several significant judgmental assumptions. Please refer to footnote 7, “Stock Options” to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for information regarding the assumptions used to determine the fair value of options granted.

On January 3, 2011 each director was granted an option to purchase 5,000 shares of the Company’s common stock at an exercise price of $16.73 per share. Such options had a fair value of $5.58 on January 3, 2011. At December 31, 2011, non-executive members of the Board held outstanding options for the following aggregate number of shares: Stephen F. Loughlin, 36,800 shares; Richard A. Rosenthal, 35,000 shares; Charles W. Smith, 35,000 shares; John D. Whitcombe, 35,000 shares; William H. Williams, 30,000 shares.

Non-employee Directors are reimbursed for their expenses in attending meetings of our Board of Directors. In addition, non-employee Directors receive an annual retainer fee of $30,000. Each chair or member of a Board committee receives an additional annual retainer as follows:

•	a $8,000 fee is paid for each committee on which the director serves;

•	a $60,000 fee is paid in consideration of services as Chair of the Board;

•	a 10,000 fee is paid for Audit Committee chair;

•	a $7,000 fee is paid for Compensation Committee Chair; and

•	a $5,000 fee is paid for Nominating and Governance Committee Chair.

Each director also receives an annual allowance to purchase Company merchandise.

Equity incentive awards outstanding at December 31, 2011 for each non-employee Director were as follows:

Non-Employee Director	Option Award
Stephen F. Loughlin	36,800
Richard A. Rosenthal	35,000
Charles W. Smith	35,000
John D. Whitcombe	35,000
William H. Williams	30,000

On January 2, 2012, each non-employee director was granted an option to purchase 5,000 shares of the Company’s common stock at an exercise price of $12.80 per share.

DIRECTOR INDEPENDENCE AND LEAD INDEPENDENT DIRECTOR

The Board of Directors has determined that each of the Company’s current six directors, except for Mr. Schneider, is an “independent director” under Nasdaq Global Market Marketplace Rule 4200(a)(15). The Board of Directors has also determined that each member of the three committees of the Board of Directors meets the independence requirements applicable to those committees prescribed by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) related to audit committee member independence.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors held 11 meetings during the year ended December 31, 2011. During 2011, no Director attended fewer than 75% of the meetings of the Board of Directors and any committees of which the Director was a member. The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

Directors are expected to attend the annual meeting of shareholders and we attempt to hold a regularly scheduled board meeting in conjunction with our Annual Meeting of Shareholders. All of our Directors were in attendance for the 2011 Annual Meeting of Shareholders.

The Audit Committee is a separately-designated standing committee established in accordance with section 3(a)(58)(A) of the Exchange Act and was composed of the following directors during 2011:

•	Mr. Loughlin (Committee Chair);

•	Mr. Rosenthal;

•	Mr. Smith;

•	Mr. Whitcombe; and

•	Mr. Williams.

The principal functions performed by the Audit Committee are to assist the Board in monitoring the integrity of the Company’s financial statements, the qualifications, independence and performance of the Company’s independent registered public accounting firm, the Company’s compliance with legal and regulatory requirements. The Audit Committee has the sole authority to appoint, retain, compensate and terminate the Company’s independent registered public accounting firm and to approve the compensation paid to the independent registered public accounting firm. The Audit Committee held six meetings in 2011, including meetings to review the quarterly and annual financial statements and press releases with our management and independent registered public accountants prior to release. The Audit Committee Charter is available on our corporate website at: www.lacrossefootwearinc.com.

The Compensation Committee was composed of the following directors during 2011:

•	Mr. Smith (Committee Chair);

•	Mr. Loughlin;

•	Mr. Whitcombe; and

•	Mr. Williams.

The principal function of the Compensation Committee is to review and recommend to the Board the compensation structure for the Company’s executive officers and other managerial personnel, including salary rates and structure of incentive compensation and benefit plans, fringe benefits, and other forms of compensation. The Compensation Committee also administers the Company’s 2001 Non-Employee Director Stock Option Plan, and 2007 Long-Term Incentive Plan. The Compensation Committee held nine meetings during 2011. The Compensation Committee Charter is available on our corporate website at www.lacrossefootwearinc.com.

The Nominating and Governance Committee was composed of the following directors during 2011:

•	Mr. Whitcombe (Committee Chair);

•	Mr. Rosenthal;

•	Mr. Loughlin;

•	Mr. Smith; and

•	Mr. Williams.

The principal functions performed by the Nominating and Governance Committee are to: identify individuals qualified to become directors and recommending to the Board candidates for all directorships to be filled by the Board of Directors or by the shareholders of the Company, identifying directors qualified to serve on the committees established by the Board and recommend to the Board members for each committee to be filled by the Board, and develop and recommend to the Board a set of corporate governance principles applicable to the Company. The Nominating and Governance Committee held four meetings during 2011. The Nominating and Governance Committee Charter is available on our corporate website at www.lacrossefootwearinc.com.

NOMINATIONS OF DIRECTORS

The Nominating and Governance Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating and Governance Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee.

In identifying and evaluating nominees for director, the Nominating and Governance Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds and possess expertise in areas that are of importance to the Company. The Nominating and Governance Committee evaluates each nominee on a case-by-case basis regardless of the source of a prospective nominee’s recommendation. In assessing the qualifications of each candidate to determine if his or her election would further the goals described above, the Nominating and Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. The Nominating and Governance Committee does not have a specific policy with regard to the consideration of diversity, but rather considers diversity to be one of the many factors to evaluate in assessing a nominee. However, the Board believes that, to be recommended as a director nominee, each candidate must:

•	display the highest personal and professional ethics, integrity and values;

•	have the ability to exercise sound business judgment;

•

be highly accomplished in his or her respective field, with superior credentials and recognition and broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest;

•	have relevant expertise and experience, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience;

•	be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value; and

•	have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of the Company’s business.

The Board also believes at least one director should have the requisite experience and expertise to be designated as an “audit committee financial expert” as defined by applicable rules of the Securities and Exchange Commission.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to the Company’s Secretary at LaCrosse Footwear, Inc., c/o the Board of Directors (or, at the shareholder’s option, c/o a specific director), 17634 NE Airport Way, Portland, Oregon 97230. The Secretary will ensure that this communication (assuming it is properly marked c/o the Board or c/o a specific director) is delivered to the Board of Directors or the specified director, as the case may be.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Loughlin, the Chair of the Audit Committee, is an “audit committee financial expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC. Mr. Loughlin is also independent as prescribed by NASDAQ and the SEC, including Rule 10A-3(b)(1) under the Exchange Act related to audit committee member independence.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of five directors, each of whom is independent as defined in Rule 4200(a) (15) of the listing standards of the NASDAQ Global Market. The Audit Committee is responsible for providing independent, objective oversight of the Company’s accounting functions and internal controls.

The Company’s management is responsible for the Company’s internal controls over financial reporting and the financial reporting process, including the system of internal controls. The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company’s audited consolidated financial statements with U.S. generally accepted accounting principles. The Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee has discussed with the Company’s independent registered public accounting firm those matters required to be discussed by Statement on Auditing Standards (“SAS”) No. 61 (Communication With Audit Committees), as amended by SAS 89 and SAS 90.

The Company’s independent registered public accounting firm has provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm their independence.

The Audit Committee discussed with the Company’s independent registered public accounting firm the overall scope and plans for the audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their audits and quarterly reviews, the evaluation of the Company’s internal controls and overall quality of the Company’s financial reporting.

Based on the Audit Committee’s reviews and discussions with management and the independent registered public accounting firm referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

This report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, and shall not be deemed filed under such Acts.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 29, 2012, by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the common stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percent of Common Stock Beneficially Owned(2)
Virginia F. Schneider	1,132,761	(3)	17.4%
George W. & Virginia F. Schneider Non-Exempt Marital Trust	1,019,562	(4)	15.7%
Royce & Associates, LLC	793,302	(5)	12.2%
Joseph P. Schneider	538,774		8.3%
David P. Carlson	176,813	(6)	2.7%
Charles W. Smith	69,614		1.1%
John D. Whitcombe	64,877		*
Richard A. Rosenthal	64,250	(7)	*
Stephen F. Loughlin	34,500		*
Craig P. Cohen	24,125		*
William H. Williams	22,500		*
C. Kirk Layton	16,500		*
Ross M. Vonhoff	0	(8)	*
All directors, nominees and executive officers as a group, excluding Ross Vonhoff as his employment with the company ended January 30, 2012.	1,016,328		15.6%

(1)	Includes the following shares subject to stock options which are exercisable within 60 days of June 29, 2012: Joseph P. Schneider, 188,814 shares; David P. Carlson, 123,000 shares; Stephen F. Loughlin, 28,300 shares; Richard A. Rosenthal, 27,500 shares; Charles W. Smith, 27,500 shares; John D. Whitcombe, 27,500 shares; Craig P. Cohen, 24,125 shares; William H. Williams, 22,500 shares; C. Kirk Layton, 15,500 shares; Ross M. Vonhoff, 4,000 shares; and all directors, nominees and named executive officers as a group, 488,939 shares.
(2)	Calculated on the basis of 6,509,749 shares of common stock outstanding as of June 29, 2012, plus any additional shares of common stock that a shareholder has a right to acquire within 60 days of June 29, 2012.
(3)

Consists of all the holdings described in footnote 3 below, plus 113,199 shares of common stock owned by the George W. & Virginia F. Schneider Charitable Foundation, of which Virginia F. Schneider is a trustee.

Pursuant to Rule 13d-4, Virginia F. Schneider hereby disclaims beneficial ownership of all shares owned by the George W. & Virginia F. Schneider Charitable Foundation.
(4)	Consists of 308,185 shares of common stock owned by a survivor trust (the “Survivor Trust”) created by the George W. and Virginia F. Schneider Trust (the “Family Trust”) pursuant to the terms of its Declaration of Trust, as amended, 702,831 shares of common stock owned by the George W. & Virginia F. Schneider Non-Exempt Marital Trust (the “Non-Exempt Trust”), and 8,546 shares of common stock owned by the George W. & Virginia F. Schneider Exempt Marital Trust. The shares of common stock beneficially owned by the Survivor Trust and the Non-Exempt Trust were received by such trusts following a distribution of the assets of the Family Trust, pursuant to the terms of its Declaration of Trust, as amended. Virginia F. Schneider is the sole trustee of each trust.
(5)	The information is based on Schedule 13G/A, dated February 13, 2012, filed with the Securities and Exchange Commission by Royce & Associates, LLC. The address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, New York, 10019.
(6)	Includes 53,813 shares held in trust.
(7)	Includes 3,000 shares held in trust.
(8)	Mr. Vonhoff’s employment with the Company ended January 30, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we will provide an overview and analysis of our compensation programs and policies, the material compensation decisions we have made under those programs and policies, and the material factors that we considered in making those decisions. Later in this proxy statement under the heading “Executive Compensation,” we have included a series of tables containing specific information about the compensation earned or paid in 2011 to the individuals named in the Summary Compensation Table, whom we refer to as our “named executive officers”.

The discussion below is intended to enhance the understanding of the detailed information provided in those tables and put that information into context within our overall compensation program.

Compensation Philosophy and Objectives

We have a Compensation Committee composed of the independent members of our Board of Directors. The Compensation Committee is charged with responsibility to oversee the Company’s compensation policies and programs, including developing compensation programs, providing oversight of the implementation of the policies and benefit plans, and specifically addressing the compensation of the Company’s executive officers. The Compensation Committee views compensation as a key factor in our ability to execute our corporate strategy.

Our corporate strategy is to: (i) build and capitalize on the strength of our established footwear brands, (ii) develop innovative products and relevant technologies that will differentiate our footwear products from our competitors; (iii) offer superior customer service; and (iv) expand and enhance our network of sales channels and customer base. In order to achieve these strategic goals, we must recruit, motivate and retain the best talent possible and those employees must work as a cohesive team with common goals.

Our compensation philosophy is based on a foundation of pay-for-performance. Our compensation programs, when taken in total, are intended to:

•	Attract highly talented employees;

•	Motivate employees to high levels of individual and company performance;

•	Retain key human resources; and

•	Link employee compensation to the creation of shareholder value.

We have built a compensation program that we believe incorporates pay-for-performance elements at the individual and corporate level and which ties compensation incentives to the Company’s profitable growth objectives. Because we expect profitable growth to enhance shareholder value, we believe our compensation program ties our employees’ and executives’ incentives to the best interests of our shareholders.

Our compensation program has three distinct components that apply to each of our executive and non-union employees. These three components are:

•	Base pay;

•	Annual incentive compensation; and

•	Equity compensation in the form of non-qualified stock options.

Elements of our Compensation Program

Base Pay. We view base pay as compensation for the core competencies each employee brings to the Company. We use market data to establish competitive base pay for each of our employees. The source of market data includes Salary.com CompAnalyst. This survey allows us to benchmark against national, regional and local data for non-durable goods manufacturing companies with revenues between $50M-$20.000M. We also review proxy statements for competitive pay data of local (Portland, Oregon) companies of similar size to our Company. We believe we compete for talent nationally within the non-durable goods category generally, and more specifically within the footwear industry and with local companies. These data sets enable us to compare peer salary data that is targeted by industry and geography. We continually monitor relevant industry data to ensure our competitive position. We strive to set our total compensation package at approximately 100% of the relevant market average; however, each compensation decision is made based on, and can be significantly impacted by, the experience and performance of the individual employee.

Every employee is reviewed annually for performance and, if appropriate, receives a merit pay increase consistent with an individual performance rating based on pre-established criteria and relevant market data. A merit pay matrix is created wherein each employee is rated on an approved scale based on individual performance and position in pay range as a guide to set annual merit pay increases. In addition to upward adjustments of base pay based upon individual performance reviews, we may make adjustments to an individual’s base pay if it is determined that such individual’s base pay is below target market rates.

Base pay increases for all employees, including our named executive officers, are typically effective on or about March 1st of each year. For 2011, our named executive officers received base pay increases including merit and market adjustments ranging from 3.3% to 11.1% over their 2010 base pay. The Compensation Committee does not anticipate increasing the base pay levels for named executive officers relative to their 2011 base pay.

Annual Incentive Compensation. We view our annual incentive compensation program as a means by which to link our employees’ cash compensation with a group of performance targets, the achievement of which we expect will enhance the Company’s shareholder value.

All executive officers, as well as all non-union employees, are eligible to receive incentive compensation equal to a predetermined percentage of their base pay, which we refer to as “target incentive compensation.” The amount of target incentive compensation is based on the individual’s past and potential impact on the Company’s results, as well as market competitive data for similar positions. During 2011, target incentive compensation for our named executive officers was set as a percentage of each such officer’s base pay as follows: (i) Mr. Schneider, 100%; (ii) Mr. Carlson, 70%; (iii) Mr. Vonhoff, 50%; (iv) Mr. Layton, 35% and (v) Mr. Cohen 40%. The individual’s base pay, plus his target incentive compensation is the total target cash compensation for the year.

The percentage of target incentive compensation our employees ultimately receive is determined by the Company’s performance relative to annual performance targets set by the Compensation Committee at the beginning of each year. In 2011, as in prior years, the Compensation Committee set annual performance targets for net sales and operating profit. The Company’s targets are set based on several factors, including benchmarks for sales growth and profits and the Company’s past and anticipated future performance.

We believe the annual incentive compensation program drives performance by targeting incentives focused on the financial measures that we consider to be the primary driver of long-term shareholder valuation, which is profitable sales growth. The selected financial metrics for 2012 are sales growth (50%) and pre-tax profit (50%).

The level of incentive compensation paid is determined using a weighted average of the Company’s performance against these targets. Incentive compensation will pay out at 100% of target if the Company achieves 100% of the target for the two measured factors. Performance below the targets will yield incentive compensation below target. Performance above the targets will yield incentive compensation payment above target. All 2012 contract military sales not in backlog as of December 31, 2011 will be excluded from the sales and pre-tax profit calculations for incentive compensation purposes. For eligible 2012 contract military sales, 15% of the gross margin dollars from such sales will be included in a separate incentive compensation payout pool and paid to individuals on a pro-rata basis based on incentive compensation payouts from the primary plan, subject to the limitation that we do not pay any incentive compensation if our pre-tax profit falls below 75% of the target under either the incentive compensation plan or the contract military component. The ultimate payout of incentive compensation is based entirely upon the above metrics; however, the Board retains discretion to increase or decrease an award. Participants must be actively employed and in good standing in terms of performance as of the date of payout to be eligible for the incentive compensation payment.

No payments were made under the incentive compensation plan for 2011 because the actual results for the year were below the minimum threshold for both net sales and operating profit. Our historical weighted average achievements are as follows:

Year	Weighted Average Achievement %
2010	114%
2009	96%
2008	89%
2007	100%
2006	111%

Equity Compensation – Stock Options. We believe that to effectively build long-term value in the Company, the interests of all our employees must be aligned with the interests of our shareholders. To this end, all of our non-union employees are eligible for annual non-qualified stock option awards. Typically, substantially all eligible employees receive annual stock option awards.

We grant stock option awards on the first business day of each year. We have historically used this date as the grant date and plan to continue to do so. On January 3, 2011, non-qualified stock options to purchase an aggregate of 146,650 shares were granted to 180 employees at an exercise price per share of $16.73. On January 3, 2012, non-qualified stock options to purchase an aggregate of 145,550 shares were granted to 160 employees at an exercise price per share of $12.80. In addition to annual grants of stock options, employees may receive additional options in connection with significant promotions. Certain new hires may also receive stock option grants on their hire date. Information regarding the number of options granted to our named executive officers in 2011 is contained in the table labeled “Grants of Plan Based Awards” under the heading “Executive Compensation.”

The number of stock options reserved for grant during a particular year is determined by the Compensation Committee. In making such determination, the Compensation Committee seeks to accomplish the stated goal of aligning our employees’ incentives with the interests of our shareholders, while also seeking to ensure that no significant dilution of our outstanding common stock occurs. The Compensation Committee has historically reserved for annual grants of options a number of shares equal to approximately 2% of our issued and outstanding common stock. Individual stock option grants are recommended to the Compensation Committee by management and are based on such individual’s potential and historical impact on our financial results. Such impact is measured primarily through salary grades and subjective indicators of job scope and past performance. Individuals in higher pay grades with top performance will receive larger grants than employees in lower pay grades with lower performance.

Our Chief Executive Officer receives the largest grant (typically 15-20% of available budgeted options) and the grant sizes decrease down through the organization. We also assess the value of stock options granted to executives relative to market data. Typically our stock option grants to individual executives are modest in comparison to our competitors and the market due to our policy of granting options to non-union employees at all levels of the Company. As the employee population grows, we expect that the average size of individual grants will decrease.

The 2007 Long-Term Incentive Plan contains a change of control provision pursuant to which all stock options granted pursuant to the 2007 Long-Term Incentive Plan would become immediately exercisable, without regard to contingent vesting provision, upon a change of control event as defined in the plan.

Perquisites and Other Benefits. The Committee has determined that at this time we do not need to offer our executives and employees deferred compensation plans or executive perquisites beyond minimal perquisites. Currently, we do not have any stock or equity arrangements other than non-qualified stock options, and we have not offered our employees supplemental retirement plans. Executive officers receive standard benefits consistent with other employees for health, dental and life insurance, and employer matching contributions to employee retirement savings plans.

Role of Executive Officers and Others in Determining Compensation

Our senior management team, specifically the Chief Executive Officer, Chief Financial Officer, Vice President of Finance and Vice President of Administration, evaluate competitive market data and recommend compensation plans to the Compensation Committee that are consistent with our stated compensation philosophy. The Compensation Committee has delegated to these members of senior management responsibility for granting new hire stock options to non-executives, within the limits set by the Compensation Committee.

The Compensation Committee may engage third party compensation consultants, however no such consultants were engaged during 2011.

Risk Management Assessment

In setting the Company’s compensation policies and practices, including the compensation of the named executive officers, the Compensation Committee considers the risks to the Company’s shareholders and the achievement of the Company’s goals that may be inherent in such policies and practices. Although a significant portion of our executives’ compensation is performance-based and “at-risk,” the Compensation Committee believes the compensation policies and practices that the Company has adopted are appropriately structured and are not reasonably likely to materially adversely affect the Company. In particular:

•

The Company believes that incentive programs tied to the achievement of the Company’s strategic objectives, financial performance goals and specific individual goals appropriately focus executives, including the named executive officers, and other employees on increasing shareholder value.

•

A portion of variable compensation is delivered in equity (stock options) with multi-year vesting. The Company believes that equity compensation helps reduce compensation risk by balancing financial and strategic goals against other factors management may consider to ensure long-term shareholder value is being sought.

Impact of Accounting and Tax Treatment of Compensation

The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for our executive officers. However, the Compensation Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost with the benefit and value to the executive.

With regard to Section 162(m) of the Internal Revenue Code of 1986, as amended, it is the Compensation Committee’s intent to maximize deductibility of executive compensation while retaining some discretion needed to compensate executives in a manner commensurate with performance and the competitive landscape for executive talent.

Our 1993, 1997 and 2001 stock incentive plans limited the granting of equity-based incentives to the form of stock options only. Stock options have historically received favorable accounting and tax treatment. However, beginning in 2006, the accounting treatment for stock options changed as a result of FASB Accounting Standards Codification Topic 718 “Compensation — Stock Compensation, making the accounting treatment of stock options less attractive. As a result of this change, the 2007 Long-Term Incentive Plan, which was adopted by the Board of Directors on March 12, 2007 and approved by our shareholders at our 2007 Annual Meeting of Shareholders, permits alternative forms of equity-based incentives.

EXECUTIVE COMPENSATION

Executive Officers of the Registrant

As of February 24, 2012, the executive officers of the Company were:

Name	Age	Position
Joseph P. Schneider	52	President, Chief Executive Officer and Director
David P. Carlson	56	Executive Vice President, Chief Financial Officer, and Secretary
Nina Palludan	46	Senior Vice President of Operations
C. Kirk Layton	56	Vice President of Finance and Assistant Secretary
Craig P. Cohen	45	Vice President of North American Wholesale Sales
Greg S. Inman	47	Vice President of Administration

For information on Joseph P. Schneider’s business background, see “Board of Directors of LaCrosse Footwear, Inc.” above.

David P. Carlson was named Executive Vice President in August 2001 and Chief Financial Officer of the Company in April 2002. Mr. Carlson also served as President and Chief Operating Officer of Danner from August 2000 to August 2001. Prior thereto, he served as Vice President-Finance and Chief Financial Officer of Danner from March 1998, when he joined Danner, until August 2000.

Nina Palludan was named Sr. Vice President of Operations in February 2012 and joined LaCrosse in September of 2011 as Vice President of Information Technology. Prior to joining LaCrosse, Ms. Palludan served as Chief Information Officer and Vice President of Operations at InFocus Corp. from 2008 to 2011 and Vice President of Information Technology at PACCESS, LLC from 1999 to 2008.

C. Kirk Layton, Vice President of Finance, joined the Company in August 2006. Prior to joining LaCrosse, Mr. Layton held various controller and financial director positions with Nike, Inc. from 2000 to 2006, and with Sequent Computer Systems, Inc. from 1990 to 2000. Prior to joining Sequent, Mr. Layton spent ten years in senior management roles with two national accounting firms.

Craig P. Cohen, Vice President of North American Wholesale Sales, has held this position since December 2010. Previously, Mr. Cohen held the position of Vice President of Global Demand and Supply since September 2006, except for a one year assignment as Managing Director of LaCrosse Europe based in Copenhagen, Denmark. Prior thereto, Mr. Cohen served as the Director of Global Demand and Supply since December 2003 and held other senior management positions since joining the Company in January 1997.

Greg S. Inman was named Vice President of Administration in November 2011. Previously, Mr. Inman served as Director of Credit from March 2009 through October 2011, as Director of Specialty Sales from July 2008 through March 2009, and as Director of Finance from August 2001 through June 2008. Prior to joining LaCrosse, Mr. Inman held various finance positions with Gardenburger, Inc. from 1995 to 2001.

Each of the executive officers were elected to serve until the first meeting of the Board held after the annual meeting of the shareholders and until their respective successors are elected.

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by or paid to our (i) Principal Executive Officer (“PEO”), (ii) our Principal Financial Officer (“PFO”), and (iii) our three most highly compensated executive officers other than our PEO and PFO, who served as executive officers at the end of the last completed fiscal year and whose total compensation exceeded $100,000 (herein referred to as the “named executive officers”) for the fiscal years ended December 31, 2011, 2010 and 2009.

(all values expressed in dollars)

Name(1)		Salary	Non Equity Incentive Plan Compensation	Option Awards	All Other Compensation	Total
Joseph P. Schneider	2011	467,404		133,928	26,643	627,975
President, Chief Executive	2010	452,692	517,275	83,371	23,098	1,076,436
Officer and Director	2009	441,692	409,686	69,357	23,222	943,957

David P. Carlson	2011	332,404		94,866	21,283	448,553
Executive Vice President,	2010	318,154	254,562	61,757	19,513	653,986
Chief Financial Officer,	2009	309,185	200,746	51,376	19,074	580,381
and Secretary

Ross M. Vonhoff(3)	2011	200,000		33,482	13,839	247,321
Senior Vice President	2010	180,385	104,025	20,586	13,510	318,506
of Operations	2009	167,192	75,933		9,611	252,736

C. Kirk Layton	2011	188,615		16,741	21,433	226,789
Vice President of Finance	2010	180,923	72,385	10,293	14,491	278,092
and Assistant Secretary	2009	175,673	57,030	10,275	13,550	256,528

Craig P. Cohen	2011	180,000		22,321	13,383	215,704
Vice President of North	2010	162,750	76,684	10,278	14,399	264,111
American Wholesale Sales	2009	155,000	29,362	8,563	123,845	316,770

(1)	The address for each person listed in the table above is c/o LaCrosse Footwear, Inc., 17634 NE Airport Way, Portland, Oregon 97230.
(2)	The Option Awards in the table above are reported on the basis of the aggregate grant date fair value for such awards granted during 2011, 2010 and 2009. The fair value of options granted was determined using the Black Scholes method, which requires several significant judgmental assumptions. Refer to footnote 7, “Stock Options” to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for information regarding the assumptions used to determine the fair value of options granted.

(3)	Ross M. Vonhoff was a named executive officer for the year ended December 31, 2011. Mr. Vonhoff’s employment with the Company ended on January 30, 2012.

All Other Compensation

The following table shows the components of All Other Compensation for our named executive officers in the table above for the year ended December 31, 2011:

Name		Contributions to Retirement Savings Plan (1)	Changes in Pension Plan Accumulated Benefit	Life and Disability Insurance Premiums	Other(2)	Total
Joseph P. Schneider	2011	$12,250	$2,425	$8,066	$3,902	$26,643
	2010	12,250	2,233	6,836	1,779	23,098
	2009	12,250	2,055	6,148	2,769	23,222

David P. Carlson	2011	$12,250	$—	$6,529	$2,504	$21,283
	2010	12,250	—	5,107	2,156	19,513
	2009	12,250	—	5,110	1,714	19,074

Ross M. Vonhoff	2011	$12,250	$—	$1,306	$283	$13,839
	2010	12,250	—	1,260	—	13,510
	2009	8,492	—	1,119	—	9,611

C. Kirk Layton	2011	$12,250	$—	$2,491	$6,692	$21,433
	2010	11,903	—	2,306	282	14,491
	2009	11,416	—	1,857	277	13,550

Craig P. Cohen(3)	2011	$12,250	$—	$1,133	$—	$13,383
	2010	9,578	—	1,059	3,762	14,399
	2009	10,012	—	920	112,913	123,845

(1)	The Company has an employee retirement savings matching plan, which is classified as a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan allows employees to defer a portion of their annual compensation through pre-tax contributions. The Company matches 100% of the first 3% and 50% of the next 2% of the employee’s contributions, up to a maximum of 4% of the employee’s compensation. Also included for each named executive is a discretionary profit sharing contribution under the Company’s 401(k) Plan. The Company match and the discretionary profit sharing contribution are calculated using a maximum of $245,000 of earnings for each of the years presented.
(2)	This column represents reimbursement for tax preparation fees, other miscellaneous personal service costs and expatriate-related adjustments and allowances.
(3)	During 2009, Mr. Cohen held the position of Managing Director of LaCrosse Europe ApS as an expatriate in Denmark. The other compensation related to that assignment includes income taxes and other expatriate allowances paid on behalf of Mr. Cohen.

Grants of Plan Based Awards

The following table sets forth each award under non-equity incentive plans earned by the named executive officers and options granted during the year ended December 31, 2011:

Name	Non-Equity Incentive Plan Compensation (1) ($)	Grant Date	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Total Fair Value of Options Awarded ($)	Exercise Price of Option Awards ($)
Joseph P. Schneider	—	1/3/2011	24,000	133,928	16.73
David P. Carlson	—	1/3/2011	17,000	94,866	16.73
Ross M. Vonhoff	—	1/3/2011	6,000	33,482	16.73
C. Kirk Layton	—	1/3/2011	3,000	16,741	16.73
Craig P. Cohen	—	1/3/2011	4,000	22,321	16.73

(1)	In 2011, the incentive compensation plan paid 0% as the actual results for the year were below the minimum threshold for both net sales and operating profit.
(2)	The options granted in 2011 were valued using the Black-Scholes method and the fair value of the options granted less our estimate of future forfeitures will be amortized over the four-year vesting period. The amortization of these awards in 2011 is included as a component of the Option Awards column in the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year End

The following table lists all equity awards to the named executive officers outstanding as of December 31, 2011:

	Option Awards
	Number of Securities Underlying Unexercised Securities		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable #	Unexercisable #
Joseph P. Schneider	30,000	—	2.58	January 2, 2013
	40,000	—	7.70	January 2, 2014
	20,000	—	10.83	January 3, 2015
	27,000	—	10.60	January 2, 2013
	20,250	—	13.27	January 2, 2014
	15,188	5,062	17.61	January 2, 2015
	10,126	10,124	12.00	January 2, 2016
	5,063	15,187	13.02	January 4, 2017
	—	24,000	16.73	January 3, 2018

Total	167,627	54,373

David P. Carlson	30,000	—	7.70	January 2, 2014
	20,000	—	10.83	January 3, 2015
	20,000	—	10.60	January 2, 2013
	15,000	—	13.27	January 2, 2014
	11,250	3,750	17.61	January 2, 2015
	7,500	7,500	12.00	January 2, 2016
	3,750	11,250	13.02	January 4, 2017
	—	17,000	16.73	January 3, 2018

Total	107,500	39,500

	Option Awards
	Number of Securities Underlying Unexercised Securities		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable #	Unexercisable #
Ross M. Vonhoff	3,750	1,250	10.90	December 1, 2015
	1,250	3,750	13.02	January 4, 2017
	—	6,000	16.73	January 3, 2018

Total	5,000	11,000

C. Kirk Layton	5,000	—	12.02	August 21, 2013
	2,750	—	13.27	January 2, 2014
	2,625	875	17.61	January 2, 2015
	1,500	1,500	12.00	January 2, 2016
	625	1,875	13.02	January 4, 2017
		3,000	16.73	January 3, 2018

Total	12,500	7,250

Craig P. Cohen	2,000	—	10.60	January 2, 2013
	2,500	—	12.92	January 2, 2013
	2,000	—	7.70	January 2, 2014
	3,000	—	13.27	January 2, 2014
	2,500	—	10.83	January 2, 2015
	2,000	—	12.15	January 2, 2015
	2,250	750	17.61	January 2, 2015
	2,250	750	15.00	January 2, 2015
	1,250	1,250	12.00	January 2, 2016
	625	1,875	13.02	January 4, 2017
	—	4,000	16.73	January 3, 2018

Total	20,375	8,625

The Company has outstanding stock options under certain employee stock option plans. Outstanding employee stock options are subject to the provisions of the 1993 Employee Stock Incentive Plan, 1997 Employee Stock Incentive Plan, 2001 Stock Incentive Plan, and 2007 Long Term Incentive Plan. Prior to 2006, employee stock options vested over a period of five years and had a maximum term of ten years. Beginning in 2006, the employee stock option issuances vest over four years and have a maximum term of seven years.

Option Exercises

None of the named executive officers exercised stock options during 2011.

Pension Benefits

The Company has a defined benefit pension plan covering eligible past employees and less than 1% of its current employees. Eligible participants are entitled to monthly pension benefits beginning at normal retirement age of sixty-five (65). The monthly benefit payable at normal retirement date under the plan is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plan, multiplied by years of benefit service (maximum of 38 years). The Company’s funding policy is to make not less than the minimum contribution required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time.

The following table shows the years of credited service and present value of accumulated benefits for the named executive officer who is a participant in the Salaried Plan:

Name	Plan Name	Years of Credited Service(1)	Present Value of Accumulated Benefit(2)	Payments During Last Fiscal Year
Joseph P. Schneider	Salaried Plan	10.6	$31,678	$—

(1)	The Company froze the Salaried Plan, effective August 30, 2002, such that participants will not accrue any additional benefits regardless of any increases in their compensation or completion of additional years of credited service after such date. Participants are fully vested in their accrued benefits under the Salaried Plan as of August 30, 2002, which are based upon their then average monthly compensation and years of credited service.
(2)	Please refer to footnote 8, “Compensation and Benefit Agreements” to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, for the assumptions used in determining the present value of accumulated benefit included in the table above.

Severance and Change of Control Agreements

The Company does not have any severance or change in control agreements with any of its executive officers. See “Effect of the Offer and the Merger on LaCrosse’s Equity Incentive Plans” in Part 3 of the Schedule 14D-9 for a description of the manner in which all outstanding options under the Company’s stock plans will become immediately exercisable and the value of the acceleration of vesting of the options held by the Company’s officers and directors.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board is responsible for all aspects of the Company’s compensation package offered to its corporate officers, including the named executive officers. The Compensation Committee prepared the following report:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on such review and discussions, has recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s annual report on Form 10-K and Proxy Statement.

LACROSSE FOOTWEAR, INC.

COMPENSATION COMMITTEE

Charles W. Smith, Chairman

Stephen F. Loughlin

John D. Whitcombe

William H. Williams

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are considered to be independent under applicable Securities Exchange Commission and NASDAQ Global Market rules. None of the members of our Compensation Committee are now or were previously an officer or employee of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Equity Compensation Plan Information

As of December 31, 2011, there were no equity compensation plans that had not been approved by the Company’s shareholders. Under the current equity compensation plans, 887,699 shares of the Company’s common stock may be issued upon exercise of all outstanding options, which have a weighted average exercise price of $12.80 per share. The Company also has approximately 454,000 shares remaining available for future issuance under equity compensation plans (excluding shares listed above).

Role of Compensation Consultants

No compensation consultants were engaged by the Company during 2011.

Transactions with Related Persons

The Company’s Board recognizes that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore has adopted a related person transaction policy, which shall be followed in connection with all related person transactions. Specifically, this policy addresses our procedures for the review, approval and ratification of all related person transactions.

The Board has determined that the Audit Committee, which is comprised entirely of independent directors, is best suited to review and approve related person transactions. Accordingly, any related person transactions recommended by management shall be presented to the Audit Committee for approval at a regularly scheduled meeting of the Audit Committee. Any “transaction” with a “related person” (as such terms are defined in Item 404 of Regulation S-K) shall be consummated or shall continue only if the Audit Committee approves the transaction, the disinterested members of the Board approve the transaction, or the transaction involves compensation approved by the Company’s Compensation Committee.

No material transactions occurred with related persons in 2010 or 2011.

Board Leadership Structure

We separate the roles of Chairman of the Board and Chief Executive Officer in recognition of the differences between the two positions. Mr. Rosenthal acts as the Chairman, oversees the Company broadly, leads the meetings of our Board, and provides guidance to the Company’s management. Mr. Schneider serves on the Board, but as our Chief Executive Officer is also charged with oversight of the day-to-day operations of the business. We believe that consistency between day-to-day operations of the Company and the overall management is reached through Mr. Schneider’s service as the Chief Executive Officer and a director, but the separation of the Chairman and Chief Executive Officer roles is important to achieve a balance of oversight that is favorable to the Company and our shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers to file reports concerning their ownership of Company equity securities with the SEC and the Company. Based solely on a review of copies of such forms furnished to us and written representations from executive officers, directors and 10% shareholders, we believe that all Section 16(a) filing requirements during 2011 were met.

Annex B

Wells Fargo Securities, LLC

301 South College Street

Charlotte, NC 28288-8905

July 5, 2012

LaCrosse Footwear, Inc.

17634 NE Airport Way

Portland, OR 97230

Attn: Board of Directors

Members of the Board of Directors:

We understand that LaCrosse Footwear, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among ABC-MART, Inc. (“Parent”), XYZ Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), and the Company. You have advised us that, among other things, pursuant to the Agreement Purchaser will, as promptly as practicable after the date of the Agreement, commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company for $20.00 per share of Common Stock in cash (the “Per Share Consideration”). You have further advised us that following the consummation of the Offer, Purchaser will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) and that pursuant to the Merger, each outstanding share of Common Stock not owned by the Company, Parent or any wholly owned subsidiary of the Company or Parent, including Purchaser, will be converted into the right to receive the Per Share Consideration and the Company will become a wholly owned subsidiary of Parent. We further understand that, concurrently with the execution of the Agreement, Parent, Purchaser and certain holders of Common Stock (the “Supporting Shareholders”) will enter into Tender and Voting Agreements providing that, among other things, the Supporting Shareholders will tender their shares of Common Stock into the Offer and vote their shares of Common Stock in favor of the approval and adoption of the Agreement and the Transaction. The holders of Common Stock other than the Supporting Shareholders, Parent and their respective affiliates, including Purchaser, are referred to herein as the “Unaffiliated Shareholders.”

You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, to the Unaffiliated Shareholders of the Per Share Consideration to be received by such holders in the Transaction pursuant to the Agreement.

In arriving at our opinion, we have, among other things:

•	reviewed a draft, dated July 3, 2012, of the Agreement;

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain other business and financial information relating to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including financial forecasts, projections and estimates relating to the future financial performance of the Company prepared by and discussed with the management of the Company;

•	discussed with members of the management of the Company the business, operations, financial condition and prospects of the Company;

•

compared certain business, financial and other information regarding the Company with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that we deemed relevant;

•

reviewed the current and historical market prices and trading activity of Common Stock and the current and historical market prices and trading activity of publicly traded equity securities of other companies that we deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations and transactions that we deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as we deemed appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information, provided or otherwise made available to us, discussed with or reviewed by us, or that was publicly available, and we have not independently verified the accuracy or completeness of any such information. We have relied upon assurances of the management of the Company that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial forecasts, projections and estimates relating to the future financial performance of the Company through December 31, 2016 prepared by and discussed with the management of the Company and utilized in our analyses, we have been advised and, at the Company’s direction, have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company. We assume no responsibility for, and express no view as to, such forecasts, projections or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the condition (financial or otherwise), results of operations, business or prospects of the Company since the respective dates of the most recent financial statements and other information provided to us. In arriving at our opinion, we have not conducted any physical inspection of any of the properties or assets or obtained any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made any determination as to the solvency of any party to the Transaction. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company though, at the Company’s direction, we participated in discussions with representatives of a third party that contacted the Company regarding a potential transaction.

In rendering our opinion, we have assumed, with your consent, that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect material to our analyses, that the Transaction will be consummated in accordance with the Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions material to our analyses, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transaction, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction. Our opinion is necessarily based on economic, market, financial and other conditions existing, and the information made available to us, as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion only addresses the fairness, from a financial point of view, to the Unaffiliated Shareholders, of the Per Share Consideration to be received by such holders in the Transaction pursuant to the Agreement to the extent expressly specified herein and does not address any other terms, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection with therewith or otherwise, including, without limitation, the form or structure of the Transaction or the financing arrangements of Parent for the Transaction. In addition, our opinion does not address the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Per Share Consideration or otherwise. No opinion, counsel or interpretation is intended as to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have, with your consent, relied upon the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. Our opinion does not address the merits of the underlying decision by the Board of Directors of the Company or the Company to enter into the Agreement or the relative merits of the Transaction as compared with alternative business strategies or transactions available to the Company. Our opinion does not constitute a recommendation as to or otherwise address whether any holder of Common Stock should tender their shares of Common Stock into the Offer or how the Board of Directors of the Company or any holder of Common Stock should vote or act in respect of the Transaction or any related matter.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged to act as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which will be payable upon delivery of this opinion and a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement, and has agreed to indemnify us and certain related parties against certain liabilities that may arise out of our engagement.

Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and our affiliates may hold long or short positions, and may trade or otherwise effect transactions, for our and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and their affiliates, as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and our affiliates, including Wells Fargo Bank, N.A., have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to the Company, Parent and certain of their respective affiliates for which we and our affiliates have received and would expect to receive compensation, including being a lender to the Company pursuant to a revolving credit agreement between the Company and Wells Fargo Bank, N.A. Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of our research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that advised the Company with respect to the Transaction.

It is understood that this opinion is for the information and use of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Transaction and should not be construed as creating, and Wells Fargo Securities shall not be deemed to have, any fiduciary duty to the Board of Directors of the Company, the Company, any security holder or creditor of the Company or any other person, regardless of any prior or ongoing advice or relationships. Our opinion may not be disclosed, summarized, excerpted from, or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be received by the Unaffiliated Shareholders in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ WELLS FARGO SECURITIES, LLC

WELLS FARGO SECURITIES, LLC